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02031248

REGISTRANT'S NAME NV Verenigde Bezit VNU

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APR 2 5 2002

THOMSON FINANCIAL P

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2876 FISCAL YEAR 12-31-01

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OICF/BY: dlw

DATE : 4/17/02

2001

Agenda

1 Opening.

2 Report from the Executive Board.

3 **a** Approval of 2001 Financial Statements.

b Discharge of both the Board of Supervisory Directors and the Executive Board of their supervisory and management responsibilities in 2001.

4 Appointment of independent auditors.

5 Extension, until October 16, 2003, of the authorization of the Executive Board to have the company acquire common shares, seven percent (7%) preferred shares and preferred shares B in its own capital stock.

6 **a** Extension until October 16, 2003, of the authorization of the Executive Board to issue common shares and seven percent (7%) preferred shares, each with a maximum of twenty-five percent (25%) of the outstanding capital of respective type of shares.
The proposed authority of the Executive Board as stated in this point includes the authority to grant rights to third parties to acquire such shares to the stated maximum number.

b Extension until October 16, 2003, of the authorization of the Executive Board to issue preferred shares B to a maximum of the number of preferred shares B as included in the authorized share capital at the time of the issue. The proposed authority of the Executive Board includes the authority to grant rights to third parties to acquire such shares to the stated maximum number.

c Extension until October 16, 2003, of the authorization of the Executive Board to limit or exclude the pre-emptive right for the issuance or granting of rights to acquire common shares, based upon the authorization as described in section 6 a above.

7 Amendments to the Articles of Association.

8 Board of Supervisory Directors
Proposed reappointment of mr. A.G. Jacobs.*

9 Any other business.

10 Closing of Meeting.

***Explanation to item 8 of the Agenda**

As far as it concerns the proposed reappointment of mr. A.G. Jacobs, the General Meeting of Shareholders on April 17, 2001 has been informed about the vacancy. Neither the Executive Board, nor the Central Workers Council have made recommendations for the fulfilment of this vacancy. Also the Central Workers Council has not objected to the proposed reappointment. The General Meeting of Shareholders will be given the opportunity to recommend a candidate. The Supervisory Board has the intention to reappoint mr. A.G. Jacobs, under the condition that the General Meeting of Shareholders does not make such a recommendation.

General explanation

a. This agenda, the 2001 Annual Report, the minutes of the General Meeting of Shareholders on April 17, 2001, the minutes of the Extraordinary Meeting of Shareholders on September 11, 2001, the amendments to the Articles of Association as well as the data regarding the member of the Board of Supervisory Directors to be reappointed, are open to inspection and may be obtained by shareholders at the Corporate headquarters, Ceylonpoort 5-25, 2037 AA in Haarlem, The Netherlands, and at the head offices of the banks listed below.

b. Holders of bearer shares who wish to attend the meeting, must have deposited a written statement of an affiliated institution at the head office of the following banks, no later than Tuesday, April 9, 2002. Said statement shall be to the effect that the number of bearer shares listed in such statement belongs to its collective depository and that the person mentioned in the statement is a joint owner of the number of shares stated in its collective depository and will be so until after the meeting.
Holders of the depository receipts issued with the cooperation of the company as well as usufructuaries and pledgees holding voting rights who wish to attend the meeting, must have deposited documentary evidence of their rights at the head office of the following banks, no later than Tuesday, April 9, 2002.

ABN AMRO Bank nv	Fortis Bank nv
Amsterdam, The Netherlands	Amsterdam, The Netherlands


vnu

2001

General Meeting of Shareholders

To be held on Tuesday, April 16, 2002 starting at 15.30 hrs.
at the Hilton Hotel Amsterdam, The Netherlands

Annual Report

2001

Contents



EXECUTIVE BOARD

From left: Gerald Hobbs (Vice-Chairman), Frans Cremers, Rob van den Bergh (Chairman), Michael Connors

VNU is a major international media and information company with leading market positions and recognized brands in marketing and media information, business information and directories. The company provides in over 100 countries a broad assortment of marketing and media information. VNU is a world's leading market research company providing measurement and analysis of marketplace dynamics, consumer behavior as well as audience measurement.
In the United States and Europe, VNU publishes leading business magazines for various business segments, operates Internet services, and organizes trade shows. In 6 countries, the company produces telephone and business directories. VNU develops these directories including related information services in printed as well as electronic form.
Approximately half of all revenues are generated in North America. Total worldwide work force approximates 38,000. VNU's Corporate headquarters is located in Haarlem, The Netherlands. VNU nv is a public company whose shares are listed on the Euronext Amsterdam.

BOARDS OF VNU NV AT MARCH 12, 2002

Board of Supervisory Directors
P.A.W. Roef (69), Chairman
A.G. Jacobs (65), Vice Chairman
J.L. Brentjens (61)
P.J. van Dun (64)
P.A.F.W. Elverding (53)
F.L.V. Meysman (49)
M.W.M. Vos-van Gortel (70)

Executive Board
R.F. van den Bergh (51), Chairman
G.S. Hobbs (60), Vice Chairman
M.P. Connors (46)
F.J.G.M. Cremers (50)

LONDON
HAARLEM
NEW YORK

Establishment of VNU Business Publications USA, the combination of business information companies BPI and Bill Communications

Establishment of business group VNU Media Measurement & Information

Acquisition of ACNielsen;
VNU active in more than 100 countries

Acquisition of Entertainment Marketing Information Services

Marketing and media information acquired in 2001

Marketing and media information

Business information

Directories

MILAN

Acquisition of Italian trade show organizer BIAS

LONDON

Acquisition of trade show organizer Imark Communications with brand names including *Softworld, Projectworld, Project Leadership Conference, Comms Dealer Expo*

MILAN

Acquisition of trade publishing company Gruppo Pubblicità Italia, a market leader with publications and industry events for the advertising, marketing and media industries

Message from the Chairman



'VNU made tremendous progress during 2001 to transform itself into a global leader in business information'.

Our rebalanced business portfolio – which is less dependent on advertising revenue and more focused on recession-resilient, 'must have' information – has positioned VNU for continued industry leadership and more steady, predictable growth in the years ahead.

This business model has already paid off. Last year, VNU was largely able to weather a worldwide recession and a dramatic fall-off in advertising that affected both our US and European magazine businesses. While cash earnings per share declined from the previous year, our investments and divestitures, combined with a permanent restructuring of our cost base, limited our downside in 2001 and provided a stronger foundation for long-term growth and stability. The major steps were the completion of the ACNielsen acquisition, the sale of our Consumer Information and Educational Information groups and the restructuring of our costs in the Business Information group.

Through our purchase of ACNielsen, VNU acquired a leading position worldwide in the area of marketing and media information. Since early 2001, we have been working diligently to integrate ACNielsen into VNU and have made significant progress. We have formed two distinct groups: The Marketing Information group, which is concentrated around ACNielsen's global business, and the Media Measurement & Information group, of which Nielsen Media Research, acquired in 1999, is the cornerstone. Together, these groups are active in more than 100 countries and are setting industry standards in the marketplace.

The acquisition of ACNielsen, in particular, gives VNU a strong foundation for realizing its long-term objectives. VNU is now more clearly focused on the marketing and media information portfolio and less dependent on advertising revenues and more insulated from economic downturns. This was proven by the solid performance of our Marketing Information and Media Measurement & Information units in 2001, despite tough economic conditions in the United States and elsewhere in the world. The Directories group also performed reasonably well in the 6 countries in which it operates.

Despite the serious economic pressure in the United States and Europe in 2001, we were able to complete the sale of our Consumer Information and Educational Information business units on satisfactory terms. The Consumer Information business was sold to SanomaWSOY, Finland's leading consumer information group, and the Educational Information group was sold to 3i, Europe's largest venture capital firm and the management team.

The past year was difficult for our Business Information group. Global advertising expenditures fell more abruptly than in any period on record. For VNU, this was particularly felt in US professional magazines published by our Adweek group, though business for our trade show unit held up well. In Europe, the economic downturn became visible later in 2001, but it was most evident in the recruitment advertising market, which had a negative effect on our European professional magazines. Both cost cutting and aggressive reorganization measures were taken in the United States and in Europe, which resulted in a number of staff reductions.

The short-term economics of the Internet provided some valuable lessons in 2001. We watched this medium closely, learned from it, and came to realize that some of our Internet subsidiaries, which were previously spun out from our core operations, were no longer viable as stand-alone entities. In particular, VNU decided to absorb Newmonday.com and VNUnet.com back into their previous publishing companies. That is not to say we don't see promising opportunities for the Internet, but the power of this new medium and distribution platform demands a combined approach – involving the Internet, traditional publications and trade shows – all supported by strong core brands. Furthermore, we believe the Internet offers opportunities for effective and rapid distribution of marketing and media information, and that a strong, long-term business exists for measuring Internet audiences, much as it did for television half a century ago. Even in our Directories group, we see excellent opportunities for on-line distribution via the Internet. For these reasons, we continue to look at the potential of new technologies and multimedia opportunities to add to our growth.

In order to achieve our objectives and fully realize our strategy, and as a result of the divestiture of our Consumer and Educational Information groups, we bid farewell to approximately 4,000 European employees in 2001. This was not easy, but we were able to work with the Central Workers Council to ensure a smooth transition.
A transformation process such as ours always entails uncertainty and makes life more difficult in the short-term. I would like to thank all of our employees for their effort and commitment through this period of change.

The terrorist attacks of September 11 made 2001 a year the world will never forget. This was a tragic event, brought closer to home for our many VNU employees based in New York. But together, we persevere and move forward.

In the year 2002, a great deal will be demanded from our employees and the organization. The Executive Board has complete confidence that VNU will be able to further strengthen its leading international position, realizing its objectives for all stakeholders.

Rob van den Bergh
Chairman of the Executive Board

Group	Activities	Major brands
Marketing Information		
ACNielsen ACNielsen Retail Measurement ACNielsen Consumer Panel ACNielsen Customized Research ACNielsen BASES	Market research and market analysis based on retail information, consumer behavior, consumer profiles, test marketing	ACNielsen, Scantrack, MarketTrack, Spaceman, Priceman, Homescan, Homepanel, BASES
Spectra Marketing Systems MediaPlan Trade Dimensions Claritas (USA) Claritas (Europe) Solucient (36%)	Marketing support services including geodemographic information, lifestyle data of demographically balanced households, data analysis of client databases	Claritas, Spectra, Trade Dimensions
Media Measurement & Information		
Nielsen Media Research	Television and radio ratings in the United States and Canada	Nielsen Media Research, Peoplemeter
ACNielsen Media International	Television and radio ratings in other countries, advertising information, media planning, media buying	AdEx International, ACNielsen CabSat Asia, Peoplemeter
NetRatings (64%) ACNielsen eRatings (93%)	Internet usage	Nielsen//NetRatings
ACNielsen Entertainment Data Information (EDI) ACNielsen ReelResearch SoundScan, VideoScan, BookScan Broadcast Data Systems The National Research Group VMS (43%)	Entertainment information including motion-picture box office receipts, information on music programming, 'point-of-sale' data of music, video and book retails	ReelResearch
Interactive Market Systems (IMS) Marketing Resources Plus (MRP) PERQ/HCI Research (80%) Scarborough Research (50%) SRDS	Media information including advertising expenditures, circulation figures, media planning systems and software, healthcare data	
Business Information		
VNU Business Publications USA VNU Expositions VNU eMedia	Business magazines, trade shows and conferences, and electronic information on sales and marketing, advertising, entertainment, music, design, training, incentives, food and beverages, gifts and merchandise, sports and apparel, jewelry, real estate and construction, travel	Adweek, Billboard, The Hollywood Reporter, National Jeweler, Progressive Grocer, Training, Restaurant Business, Successful Meetings, Online Learning, ASD/AMD, Bobbin World, GlobalShop, ShoWest, ShowEast, PhotoPlus, Cinema International, Health & Fitness Business, Hospitality Design Expo, JA International, Medtrade, OR, Training, Corporate Travel World, On-Line Exhibition, Clio Awards
VNU Business Publications in Great Britain, Germany, The Netherlands, Italy, France, Belgium, Spain	Business magazines, trade shows and conferences, and electronic information on information technology, recruitment market, management, finance, engineering, textiles, chemistry, advertising	Accountancy Age, Intermediair, Management Team, Computing, Computable, Computer Idee, IT Week, NetworkNews, Informatiques, CRN, ComputerActive, PC Professional, PC Direct, PCMagazine, PCW, Softworld, Projectworld, Project Leadership Conference
Directories		
Promedia Gouden Gids Paginas Amarelas (75%) Golden Pages (37%) Verizon Information Services (40%) Telkom Directory Services (33%)	Telephone and business directories, information services, Internet directories, hosting of websites and virtual web shops	Gouden Gids, Pages d'Or, Golden Pages, Paginas Amarelas

○ = 1%

= 1,000 employees

Important client groups	Revenue share in %	Number of employees
Manufacturers and retailers of fast moving consumer goods (FMCG), department stores, supermarkets, financial services, automotive, travel, computers, telecommunications, utilities, information technology, marketers, advertisers, media companies, pharmaceutical and related healthcare industries, mail-order companies	46%	24,234 employees
Advertisers, advertising agencies, media companies, television, cable and satellite networks, program developers, program buyers Advertisers, advertising agencies, media companies, media planners Advertisers, advertising agencies, media companies, Internet services Motion-picture studios, motion-picture distributors, music, video entertainment products, books Advertisers, advertising agencies, publishing companies, radio and TV stations, pharmaceutical and related healthcare industries	23%	7,685 employees
Professionals and advertisers in the fields of film, music, entertainment, architecture, photography, marketing, advertising, healthcare, incentives, congresses, training, sports and sports clothing, jewelry, gifts, real estate and construction, travel, food and beverage Professionals and advertisers in the fields of information technology, career, management, finance, engineering, textiles	21%	3,361 employees
Advertisers with small and medium-sized businesses	10%	1,840 employees

Major Events in 2001

January	VNU increases its interest in the American company Entertainment Marketing Information Services to 100% from 60%. VNU acquires Gruppo Pubblicità Italia, a market leader in Italy which produces publications and organizes industry events for the advertising, marketing and media industries.
February	VNU completes tender offer for ACNielsen and becomes the owner of this Company as from February, 16. ACNielsen operates in more than 100 countries.
April	VNU exercises the early redemption option on its NLG 750 million 2.75% subordinated convertible bonds dated 1998-2005. Approximately 10% of this debenture loan is converted into common shares.
May	VNU issues EUR 1,150 million 1.75% convertible bonds dated 2001-2006.
June	VNU establishes the VNU Media Measurement & Information group.
August	VNU sells its Educational Information group to the venture capital firm 3i and the management team. VNU acquires the European operations of the trade show organizer Imark Communications.
October	VNU sells its Consumer Information group to the Finnish consumer information group SanomaWSOY for EUR 1.25 billion. VNU issues under the Euro Medium Term Note (EMTN) program with a maximum of up to EUR 2.0 billion EUR 600 million 6.75% 7-year Eurobonds. VNU, Sanoma Uitgevers and TPG sign an e-distribution, direct marketing and magazine distribution agreement.
November	VNU and Randstad Holding jointly agree to discontinue the activities of the career site Newmonday.com. VNU announces its intention to acquire a 50% interest in the Dutch trade show organizer Jaarbeurs Exhibitions & Media.
December	VNU increases its interest in the Italian trade show organizer BIAS to 100% from 60%. VNU arranges a 5-year stand-by credit facility to the amount of EUR 500 million. VNU sells VNU Directview to TPG.

VNU Financial Highlights

Key figures	2001	2001	2000	change %
AMOUNTS X 1,000	USD	EUR	EUR	
Net revenues	4,261,320	4,825,093	3,384,560	42.6
Operating income	711,838	806,014	700,850	15.0
Total operating income before goodwill amortization and impairment charges	737,615	835,201	729,436	14.5
Operating income after goodwill amortization and impairment charges	383,570	434,316	543,874	(20.1)
Cash flows from operating activities	468,134	530,068	528,441	0.3
Earnings before goodwill amortization, impairment charges and extraordinary items (cash earnings)	367,025	415,582	407,418	2.0
Earnings before extraordinary items	12,980	14,697	221,856	(93.4)
Net earnings	886,776	1,004,096	799,039	25.7
Dividends	114,320	129,445	124,413	
Net investments in property, plant and equipment	210,737	238,617	153,488	
Acquisitions	2,457,470	2,782,593	1,007,043	
Divestitures	(1,127,340)	(1,276,487)	(849,283)	
Working capital exclusive of cash	(986,912)	(1,117,481)	(733,331)	
Tangible and intangible fixed assets	8,555,161	9,687,009	6,885,734	
Shareholders' equity	4,327,590	4,900,130	3,747,014	
Guarantee capital	4,930,257	5,582,530	4,713,518	
Number of common shares outstanding		238,092,419	235,588,332	1.1
Average number of common shares outstanding		237,082,351	227,420,847	4.2
Interest coverage ratio		3.1	4.1	
Number of full-time employees at year-end*		37,235	19,108	94.9

* The number of employees for our 50% owned subsidiaries are included proportionally.

Data per Common Share	2001	2001	2000	change %
AMOUNTS X 1	USD	EUR	EUR	
Earnings before goodwill amortization, impairment charges and extraordinary items (cash earnings)	1.53	1.73	1.78	(2.8)
Earnings before extraordinary items	0.04	0.04	0.96	(95.8)
Fully-diluted earnings before extraordinary items	0.04	0.04	0.96	(95.8)
Shareholders' equity	18.18	20.58	15.90	
Cash flows from operational activities	1.98	2.24	2.32	(3.4)
Dividends	0.46	0.52	0.52	0.0
Dividends : earnings before goodwill amortization, impairment charges and extraordinary items (in %)	30.1	30.1	29.2	
Highest market price	51.62	58.45	78.30	
Lowest market price	23.10	26.16	45.28	
Market price at year-end	30.48	34.51	52.35	

In order to facilitate on an international basis, current year euro (EUR) amounts have been translated into US dollars (USD) at the December 31, 2001 exchange rate of USD 1.00 = approximately EUR 1.13.


Operating margin
IN %
2001 16.7
2000 20.7
1999 20.3
1998 19.5
1997 13.9
Revenues and income
× EUR 1 MILLION
net revenues
total operating income
cash earnings
earnings before extraordinary items
2001 15 416 835 4825
2000 222 407 729 3385
1999 247 320 604 2809
1998 233 272 491 2427
1997 181 260 1779
Per common share
× EUR
cash earnings
dividends
2001 0.52 1.73
2000 0.52 1.78
1999 0.48 1.65
1998 0.43 1.43
1997 0.32 0.95
Highest and lowest market price
X EUR
high
low
26.18
15.84
39.93
22.78
52.31
30.37
78.30
45.28
58.45
26.16
1997 1998 1999 2000 2001

Executive Board's Report to Shareholders

2001: VNU in a New Phase

In 2001, VNU completed a far-reaching transformation process. Acquisition of ACNielsen and the sale of the Consumer Information and Educational Information groups were accomplished satisfactorily. The change in our portfolio resulted in the providing and delivery of marketing and media information becoming our most significant operational activity. Accordingly, VNU is now active in over 100 countries around the globe.

The economic slowdown, which initially occurred in the United States and later in Europe, has resulted in a significant decline in advertising. Due to this development, results at our Business Information group declined substantially. However, as a result of our strengthened portfolio and favorable developments at the Marketing & Media Information group, this decline was almost completely offset.

VNU's rebalanced portfolio has considerably strengthened our potential organic growth. At the Marketing & Media Information group, on the basis of 2001 pro forma data, organic net revenues expressed in local currency increased by 7% and organic growth in operating income amounted to 12%. Expressed in local currency, the Directories group generated organic growth in revenues and operating income of 2% and 1% respectively. Activities of these two groups account for the major part of operating income of VNU's new portfolio and demonstrate under the current economic climate, VNU's improved recession-resilience.

In the coming years, we expect that our cost-saving measures and the utilization of growth opportunities, organically as well as through limited add-on acquisitions, will contribute to positive developments in cash earnings per share.

Strategy

Our strategy is aimed at:

- worldwide expansion and reinforcement of marketing and media information activities;
- expansion of business information activities in selected markets in the United States and Europe with an emphasis on trade shows;
- reinforcement and expansion of the directories market, especially in Europe, by means of selective acquisitions and the launch of innovative products and services.

Development in Cash Earnings

In 2001, cash earnings - earnings before goodwill amortization, impairment charges and extraordinary items - increased by 2% to EUR 416 million from EUR 407 million.

Cash earnings per share - earnings per share before goodwill amortization, impairment charges and extraordinary items - decreased by 3% to EUR 1.73 from EUR 1.78. Average number of common shares outstanding increased by 4% to 237 million.

Net earnings before extraordinary items declined to EUR 15 million. This decline is a result of increased goodwill amortization related to the acquisition of ACNielsen in February 2001 and the additional amortization relating to the impairment tests, which was already announced on December 13, 2001. Net earnings increased to EUR 1,004 million (including extraordinary gains from the sale of the Consumer Information and Educational Information groups).

Dividends

Annually, VNU distributes to shareholders approximately 30% of cash earnings per share. At the General Meeting of Shareholders to be held on April 16, 2002, the Board will propose to pay a dividend of EUR 0.52 per common share of which an interim dividend of EUR 0.12 per share has already been paid in September 2001. This is identical with the 2000 dividend. If desired, the final dividend can be received in shares. Total number of shares necessary to obtain one new common share will be fixed on the basis of the average final price during the last three days of the period in which shareholders can make their choice between cash or shares. The value of the final dividend in shares will approximate the value of the final cash dividend. The final dividend will be payable on May 2, 2002.

2001

Pro forma

* excluding Consumer Information and Educational Information
* including ACNielsen

Geographical breakdown revenues
IN %

- United States/Canada
- The Netherlands
- other European countries
- rest of the world



10
46
28
16



53
28
7

Geographical breakdown total operating income
IN %

- United States/Canada
- The Netherlands
- other European countries
- rest of the world



5
45
32
18



51
34
9

Breakdown revenues by business group
IN %

- Marketing & Media Information
- Business Information
- Directories
- Consumer Information
- Educational Information



2
12
9
58
19



10
21
69

Breakdown total operating income by business group
IN %

- Marketing & Media Information
- Business Information
- Directories
- Consumer Information
- Educational Information



8
3
48
28
13



31
54

Revenues and Results

Total operating income including VNU's share in operating income of non-consolidated subsidiaries increased by 14% to EUR 835 million from EUR 729 million. Net revenues increased by 43% to EUR 4,825 million from EUR 3,385 million. On a pro forma basis, organic net revenues remained stable. Pro forma financial information includes ACNielsen and excludes the Consumer Information and Educational Information groups. The foreign currency rate effect was negligible. Operating income expressed as a percentage of net revenues decreased from 20.7% to 16.7%, primarily as a result of lower operating margins at ACNielsen. Results for ACNielsen have been consolidated as of February 16, 2001.

Operational expenditures for the development of Internet activities, including NetRatings and ACNielsen eRatings increased by EUR 40 million to EUR 150 million. Internet revenues amounted to EUR 79 million, an increase of EUR 32 million compared with 2000. These Internet activities decreased operating income by EUR 71 million. Along with the sale of the Consumer Information and Educational Information groups, certain of our Internet activities have also been divested.

Development by Group

In 2001 and 2000, VNU's various business groups generated the following net revenues and operating income (including operating income of non-consolidated subsidiaries):

Acquisitions and Divestitures

In 2001, VNU invested EUR 2,783 million for acquisitions compared to EUR 1,007 million in 2000. Apart from the important acquisition of ACNielsen, our interest in Entertainment Marketing Information Services (EMIS) increased from 60% to 100%. We also increased our minority interest in the South African telecom company Telkom Directory Services from 28% to 33%. In the trade show sector, we acquired the European activities of Imark Communications and increased our interest in BIAS from 60% to 100%. We intend to acquire a 50% interest in Jaarbeurs Exhibitions & Media.

Sale of our Educational Information and Consumer Information groups were consummated on August 28, 2001 and October 1, 2001 respectively. The extraordinary gain from these transactions amounted to EUR 989 million. At the end of 2001, VNU sold VNU Directview and the 50% interest in CVI Media Group. The independent development of the career-site Newmonday.com, a 50-50 joint venture with Randstad Holding and of VNUnet.com, was discontinued.

Intangibles

The financial statements for 2001 have been compiled in accordance with the principles for the valuation of assets and liabilities as well as determination of results as used in the 2000 annual report.

During 2001, in The Netherlands and in the United States, the accounting rules for intangible fixed assets

AMOUNTS X EUR 1 MILLION	2001 NET REVENUES	2001 TOTAL OPERATING INCOME	2000 NET REVENUES	2000 TOTAL OPERATING INCOME
Marketing & Media Information	**2,781**	**408**	1,107	208
Business Information	**926**	**112**	911	160
Directories	**441**	**236**	433	234
Consumer Information	**602**	**66**	823	133
Educational Information	**73**	**22**	76	17
Other	**2**	**(9)**	35	(23)
Total	**4,825**	**835**	3,385	729

In 2001, the business groups were charged for a portion of the operating costs of VNU's Corporate headquarters.
Accordingly, prior year amounts have been reclassified for comparability.

were in a state of flux. The consequence of this was a major deviation between the rules and regulations for amortization of these assets. Application of new goodwill accounting rules in the United States will no longer permit amortization unless it relates to the annual impairment tests. In addition, the International Accounting Standards Board has started a project, which is expected to lead to convergence with accounting standards in the United States. To conform to the Dutch accounting rules would have required that EUR 106 million in additional amortization be recorded for publishing rights which along with our goodwill amortization policy had a life in excess of 20 years.

As already announced on December 13, 2001, in connection with the annual impairment tests for publishing rights and goodwill, an impairment charge of EUR 140 million has been recorded, principally relating to the valuation of trade magazines, which were acquired in earlier years and to our investment in NetRatings. This additional amortization has no effect on VNU's most important benchmark, that is cash earnings per share.

Finances

The acquisition of ACNielsen has been temporarily financed by a bridge loan with a syndicate of banks. This loan was partially repaid by proceeds received from the sale of the Educational Information and Consumer Information groups. In addition, in May 2001, a part of the loan was repaid from the proceeds received from the issuance of the EUR 1,150 million 1.75% 5-year convertible debenture loan with a conversion price of EUR 59.50. In October 2001, a EUR 2.0 billion Euro Medium Term Note program has been arranged. The initial transaction under this program, provided for the issuance of a EUR 600 million 6.75% 7-year Eurobond loan which was used to repay the balance of the bridge loan.
In April 2001, our NLG 750 million 2.75% subordinated convertible debenture loan was redeemed prior to its original maturity date. Approximately 10% of this debenture loan was converted into common shares.
In December 2001, we have arranged a EUR 500 million 5-year stand-by credit facility with a syndicate of 15 banks. Currently, we have not drawn down any portion of this facility.

The interest coverage ratio, which is of importance in evaluating VNU's financial strength, amounted to 3.1. As a result, this ratio temporarily fell below VNU's desired minimum of 4, specifically because of the bridge loan arranged in early 2001 to finance the acquisition of ACNielsen. During 2001, this bridge loan was repaid. We expect this interest coverage ratio will increase substantially in 2002, as a result of a decline in interest expense.
The special interest coverage ratio, which is linked to private placements and as such is defined in most VNU private placement documents, amounted to 4.1.
A minimum ratio of 3 has been agreed upon with our lenders.
The ratio of shareholders' equity compared with the balance sheet total, including current liabilities, was almost stable at 41%. Including subordinated debt, this ratio amounted to 45%.

VNU is rated by both Standard & Poor's and Moody's with respective ratings of BBB+ (with 'negative outlook') and Baa1 (with 'negative outlook').

The following pro forma combined statement of earnings of VNU includes ACNielsen and excludes the Consumer Information and Educational Information groups for all of 2001:

Consolidated Statement of Earnings
Year ended December 31, 2001

AMOUNTS X EUR 1 MILLION	VNU	Pro forma* (unaudited)
Net revenues	4,825	4,344
Depreciation of property, plant and equipment	(149)	(151)
Other operating costs and expenses	(3,870)	(3,475)
Operating income	806	718
Equity in operating income of non-consolidated subsidiaries	29	25
Total operating income before goodwill amortization and impairment charges	835	743
Goodwill amortization	(261)	(239)
Goodwill impairment charges	(140)	(140)
Operating income after goodwill amortization and impairment charges	434	364
Results from financial income and expense	(238)	(180)
Earnings from ordinary activities before income taxes	196	184
Income taxes	(172)	(144)
Earnings from ordinary activities after income taxes	24	40
Minority interests	(9)	(18)
Earnings from ordinary activities after income taxes and minority interests	15	22
Cash earnings - earnings before goodwill amortization, impairment charges and extraordinary items	416	401
Cash earnings per share - earnings per share before goodwill amortization, impairment charges and extraordinary items (x EUR 1)	1.73	1.67
Interest coverage ratio	3.1	3.6
Financial Covenant interest coverage ratio	4.1	5.0

* Assumptions:

Effective January 1, 2001 ACNielsen is consolidated. The Consumer Information and Educational Information groups have been reflected as if they were sold as of December 31, 2000. Effective January 1, 2001 the definitive financing of the acquisition of ACNielsen is applicable. Accordingly, ACNielsen has been acquired with the proceeds from the sale of the Consumer Information and Educational Information groups as well as by the proceeds from the convertible debenture loan and the euro loan.

Pro forma cash earnings per share amounted to EUR 1.67. Both pro forma interest coverage ratios are substantially higher than the actual interest coverage ratios.

Cash flows from operations of consolidated subsidiaries increased by EUR 170 million to EUR 880 million. Cash flows from operational activities (after interest and taxes) remained stable at EUR 530 million. Investments in tangible fixed assets and software amounted to EUR 239 million compared to EUR 153 million in 2000. This increase is the result of the consolidation of ACNielsen. Depreciation amounted to EUR 149 million in 2001.
Our effective tax rate adjusted for non tax-deductible goodwill amortization and impairment charges amounted to 34%. VNU has approximately EUR 1,750 million of net operating loss carryforwards and the remaining carrying value of intangible assets, which are amortized for tax purposes and not reflected in the financial statements.
Shareholders' equity increased to EUR 4,900 million from EUR 3,747 million mainly as a result of book gains realized from the sale of the Consumer Information and Educational Information groups. At December 31, 2001, total interest bearing debt amounted to EUR 4,782 million of which EUR 492 million is subordinated. At year-end, cash and cash equivalents amounted to EUR 624 million, resulting in a net debt position of EUR 4,158 million.

Risk Profile

In order to achieve its goals, VNU has made a number of large acquisitions during the past years including World Directories in 1998, Nielsen Media Research in 1999 and ACNielsen in 2001. To integrate these acquisitions into the current organization in a well-balanced manner is of great importance. As a consequence of our portfolio and acquisition policy, VNU's sources of income have become more predictable and our results are relatively less affected by cyclical fluctuations.
In 2002, only approximately 10% of total revenues, excluding the Directories group, will be derived from the sale of advertising. In 1997, this percentage was 39%. Recruitment advertising, which is very sensitive to cyclical fluctuations, represented about 2% of total revenues in 2001. Of this total, 32% related to advertisements in the IT sector.
Trade shows are the most recession-resilient activity of the Business Information group, because exhibitors do not like to give up their position at important events.
In addition to significant new opportunities which the Internet is providing to VNU, there are also risks related to the (occasionally high) start-up costs and investments in this field. Changes occur rapidly and in this stage of development, profitable revenue on the Internet is not easily realizable. Developments at NetRatings will be carefully monitored.

Furthermore, risk of currency rate fluctuations also exist for those revenues, which are realized outside of the euro currency countries. The US dollar is of significant importance. In 2002, approximately 55% of our revenues will be generated in the United States. The currency conversion risk for the statement of earnings is not specifically hedged. In order to neutralize currency effects related to the financial statements, loans are partially drawn in foreign currencies. At the end of 2001, 53% of interest bearing loans were in US dollars. In order to minimize the risk of interest rate fluctuations, the interest rate on approximately 49% of our loans was fixed. Additionally, VNU used financial derivates to further control its currency and interest exposure.

The introduction of the euro was implemented without noticeable problems. In 2002, revenues in euro currency countries will represent about 24% of total VNU revenues. During the first half of the year, 48% of total operating income was realized and during the second half of the year 52%. These percentages, which relate to earnings before goodwill charges and extraordinary items, amounted to 46% and 54% respectively.
VNU's risk of fluctuations in paper costs has declined significantly during the past years. In 2002, it is expected that paper costs will represent less than 2% of total operational costs.

Corporate Governance

Corporate governance addresses the management of the company, its supervision and the accountability to shareholders and other stakeholders.
VNU is managed by an Executive Board under the

supervision of an independent Board of Supervisory Directors. The Executive Board is responsible for strategy, portfolio policy, allocation of human resources and monitors the execution of our policies. In performing its supervisory role, the Board of Supervisory Directors considers the interests of all parties who are involved with the company. The Board of Supervisory Directors submits the company's financial statements to the General Meeting of Shareholders and presents further disclosure about its supervisory role during the preceding year.

Corporate Structure

At the General Meeting of Shareholders of VNU nv to be held on April 16, 2002 we will propose to abolish the voluntary 'structuurregime' (a special regime for large companies in The Netherlands), which applies to VNU nv. The text of this proposal is available at VNU's Corporate headquarters.

Business Principles

VNU strives to do business in an ethical and responsible manner. To make this possible, it is important that every employee will be able to make the right decisions and to act in accordance with VNU values and principles. Recently, business principles have been formulated to achieve this. These principles deal with eight topics: integrity in all aspects of doing business, privacy and confidentiality of information, openness in communication, VNU's efforts to create shareholder value, our belief in the fundamental rights of each individual, adequate labor conditions, the environment and our role within society. The implementation of these business principles is proceeding well. At the corporate level, all relevant stakeholders will be informed about these business principles. At the group level, policies based upon these principles will be developed and implemented. A system is being developed to monitor throughout the company, and to determine that employees are acting in accordance with these business principles. The existing 'Letters of Representation', which each year are signed by management, along with our 'Operational Audits' will play an important role in this monitoring process. The text of VNU's Business Principles can be found on the VNU Corporate website. A printed version is available at VNU Corporate headquarters in Haarlem.

VNU in Society

VNU endorses the principle that companies, in addition to an economic responsibility, also have a social responsibility. For that reason, investments in the community play an important role in VNU's policy. VNU supports a number of social initiatives in countries where it conducts business. The donation budget is allotted to projects which promote the development of people through information. These projects vary from contributions to primary school education for orphans, support for the establishment and maintenance of school libraries, computer education for young men and women, as well as projects which provide dissemination of social information via the Internet, and support for medical research.
In addition, VNU's subsidiaries are involved in the local community in different ways. An example of this is the establishment of the 9.11 Fund, which was created in 2001 in order to support the victims of the attacks in the United States.

Environment

VNU strives to burden the environment as little as possible with its business activities and is committed to observe relevant environmental rules and regulations in the countries where its companies are operating. The majority of our activities consist of information which is not published in printed form. For the remaining activities, which are published in paper form, VNU strives to keep the burden on the environment as low as possible through, amongst others, a careful selection of its suppliers.

Human Resources

The year 2001 was characterized by a very large change in VNU's portfolio. The sale of both the Consumer Information and Educational Information groups meant that we bid farewell to about 4,000 men and women who, for many years, have devoted themselves to VNU. This process, thanks to the positive attitude of both the Central Workers Council and the Workers Councils of the subsidiaries, have been brought to a satisfactory conclusion. Once again we would like to thank all participants for their cooperation.
During the last quarter of 2001, a start has been made with the development of a Human Resources policy that takes advantage of the new portfolio and the

further globalization of VNU's activities. For that purpose, a group has been formed which consists of members of the Human Resources / Management Development Departments in Haarlem and New York under the direction of the Chairman of the Executive Board.
Meanwhile, a start has been made with the establishment of a Succession Planning System. With this system, VNU intends to optimize the quality of management and also make certain that the right men and women will fulfill those management functions. In addition, the Management Development Departments have spent considerable time on the development of management programs. As a result of these programs we will not only be able to keep and further educate current managers, but VNU will also be better equipped to attract young management talent and to educate them for future management functions. The existing ties with the business school Ashridge Management College in England have been further strengthened.
We are also in the process of implementing a uniform remuneration system for our 400 top executives. This system of remuneration will take place in conformity with market conditions. With the implementation of the Succession Planning System as well as the uniform remuneration system we strive to challenge our personnel so that they can continue to grow professionally.

As a result of the economic decline in 2001, it was necessary to streamline the operations of the Business Information group. Accordingly, we reduced the number of employees in this group by approximately 20%. This was not an easy process for all those involved in the United States and Europe.

Headcount	2001	2000
FULL-TIME EMPLOYEES AT YEAR-END		
Marketing & Media Information	**31,919**	9,473
Business Information	**3,361**	3,775
Directories	**1,840**	1,884
Consumer Information	—	3,539
Educational Information	—	283
Other	**115**	154
Total*	**37,235**	19,108
Within The Netherlands	**1,406**	3,900
Outside The Netherlands	**35,829**	15,208
Personnel costs expressed as a percentage of net revenues	**39.7**	33.1

* Including proportional number of persons at our 50% owned subsidaries.

Prospects

By Group

In the Marketing & Media Information group we expect a continuation of organic growth in revenues and a further increase in operating income. In 2002, this group will constitute about 70% of revenues and more than 55% of total operating income.
The current economic conditions will especially affect special project assignments, which represent only a small portion of the activities of this group. On a positive note, we can emphasize: the high 'must have' character of our products, which usually are sold on the basis of multi-year contracts; new products; cost-savings, and improved cooperation between subsidiaries.

Currently, it is difficult in view of economic uncertainties, to offer concrete prospects for the Business Information group. Assuming that the economy will not further deteriorate, we expect that trade magazines and trade shows in the United States will at least achieve the same results as in 2001, primarily because of cost-savings. In Europe, we expect a further decline in advertising revenues. In particular, recruitment advertising in The Netherlands and Great Britain will continue to remain under pressure. Cost-saving can only partially compensate for this decline.

In spite of the weak economy, we expect that advertising revenues of the Directories group will remain at the same level. This demonstrates the relative recession-resilient character of this group. *Operating income will approximate 2001 levels.*

Total VNU

It is expected that the positive development in operating income of the Marketing & Media Information group will compensate to a great extent for the development of operating income of the Business Information group as well as for the elimination of operating income of both the Consumer Information and Educational Information groups which were sold in 2001. Net interest expense will decline substantially in 2002 due to a lower level of average outstanding loans.

Together, these developments provide a positive view of VNU's prospects. However, in view of uncertain economic conditions, we believe that it is too early to project an increase in cash earnings per share.

In 2002, investments will reach a similar high level as in 2001, specifically at Nielsen Media Research and ACNielsen. We expect that after 2002 this level will gradually decline.

At a number of subsidiaries of the Marketing & Media Information group we expect new employment opportunities due to the growth in activities. In other locations, employment could decline with the streamlining of operations. In totality, VNU foresees no substantial changes in employment.

Net Revenues by Product Group

AMOUNTS X EUR 1 MILLION	2001	2000	change %
Marketing and media information	**2,742**	1,016	170
Circulation	**450**	535	(16)
Advertising	**1,088**	1,252	(13)
Trade shows	**212**	111	91
Miscellaneous	**333**	471	(29)
Total	**4,825**	3,385	43

Net Circulation Revenues

AMOUNTS X EUR 1 MILLION	2001	2000	change %
Marketing & Media Information	**12**	12	0
Business Information	**136**	132	3
Directories	**—**	—	—
Consumer Information	**296**	383	(23)
Educational Information	**6**	8	(25)
Total	**450**	535	(16)

Net Advertising Revenues	2001	2000	change %
AMOUNTS X EUR 1 MILLION			
Marketing & Media Information	**26**	27	(4)
Business Information	**489**	573	(15)
Directories	**425**	428	(1)
Consumer Information	**148**	220	(33)
Educational information	**—**	—	0
Other	**—**	4	(100)
Total	**1,088**	1,252	(13)
Of which recruitment advertising	**87**	107	(19)

Net Revenues by Activity	2001	2000	change %
AMOUNTS X EUR 1 MILLION			
Marketing & Media Information	**2,781**	1,107	151
Business Information	**926**	911	2
Directories	**441**	433	2
Consumer Information	**602**	823	(27)
Educational Information	**73**	76	(4)
Other	**2**	35	(94)
Total	**4,825**	3,385	43
By subsidiaries outside The Netherlands	**4,053**	2,439	66

Revenues Marketing & Media Information

X EUR 1 MILLION

Year	marketing information	media measurement and information	total
2001	1789	992	2781
2000	282	825	1107
1999	230	324	554
1998	200	200	400
1997	N.A.		

Revenues Business Information

X EUR 1 MILLION

Year	advertising	trade shows	other activities	total
2001	488	212	226	926
2000	573	111	227	911
1999	431	48	166	645
1998	377	23	131	531
1997	333	12	126	471

Revenues Directories

X EUR 1 MILLION

Year	directories (total)
2001	441
2000	433
1999	414
1998	383
1997	N.A.

Marketing & Media Information

With the acquisition of ACNielsen on February 16, 2001, the Marketing & Media Information group generated about 58% of total revenues. In this business segment, VNU enjoys a leading global role.

Other companies in the Marketing & Media Information group include Nielsen Media Research, ACNielsen eRatings, NetRatings (64% interest), VNU Marketing Information, SRDS and VNU Marketing Information Europe. Currently, VNU is able to: collect, select, enrich and integrate market information in more than 100 countries in order to present a complete package of marketing supporting services. On the basis of this information, clients such as brand manufacturers, advertisers, advertising agencies and media companies are able to optimize their marketing and sales decisions.

Revenues of the Marketing & Media Information group increased by 151% from EUR 1,107 million to EUR 2,781 million. Total operating income increased significantly from EUR 208 million to EUR 408 million. Operating margins amounted to 14%. Growth in results is primarily due to the acquisition of ACNielsen. Pro forma organic growth in ACNielsen's net revenues expressed in local currency amounted to 6%.
Integration of ACNielsen into VNU is progressing satisfactorily. VNU is more clearly focused and has divided the Marketing & Media Information group into two groups: Marketing Information and Media Measurement & Information. ACNielsen is the most important company belonging to the Marketing Information group, which concentrates on 'Retail Measurement' activities. Claritas, Spectra Marketing Systems, Trade Dimensions and Solucient, in which VNU participates for 36%, also belong to this group.

Nielsen Media Research is the cornerstone of the activities of the Media Measurement & Information group. Nielsen Media Research and ACNielsen Media International provide television audience measurements and advertising expenditure measurements. The publicly traded NetRatings and ACNielsen eRatings measure Internet usage under the brand name Nielsen//NetRatings.
The Media Solutions Division includes SRDS, Scarborough Research (50% interest), Interactive Market Systems, Marketing Resources Plus and PERQ/HCI Corporation (80% interest). The Entertainment Information Division consists of ACNielsen EDI, The National Research Group, SoundScan, VideoScan, BookScan and Broadcast Data Systems.
The activities of ACNielsen, both in the field of marketing information and media information, are primarily based on long-term contracts. ACNielsen is a global supplier of market research, market information and market analyses to manufacturers and service companies of consumer products and services. ACNielsen is a world class brand in the field of consumer information. Increased globalization offers ACNielsen an excellent opportunity to meet the growing demand for qualitative 'must have' marketing and media information. Together with other VNU subsidiaries, this information can be further enhanced by the development of products and services in this field. In contrast with many advertising markets, market research activities are influenced by economic cycles on a limited basis.
The activities of ACNielsen are generated approximately 30% in the United States, more than 10% in Canada and Latin America, approximately 40% in Europe, Middle East and Africa, and about 20% in the Far East.

Marketing Information

The 'Retail Measurement' services of ACNielsen form, with a revenue share of about 70%, the principal part of VNU's activities in the field of marketing information. In accordance with our expectations, total operating income of this group developed positively and increased to EUR 240 million. Although the slowdown in economic growth caused a negative effect on the development of results in the last months of 2001, operating margins increased to 13%.
Revenues increased in the majority of regions where ACNielsen is operational. In spite of a cooling economy, revenues in the United States increased. ACNielsen introduced the *Category Business Planner* in the United States. This Internet-based planning method enables manufacturers to better determine merchandise needs of retailers. As a result, cooperation between manufacturers and retailers has received an important improvement in efficiency. Contracts have been concluded with a number of large retailers for this service.



A. strawberry
21.7%
revenues per brand
total market volume
promotional effectiveness
buying channel
Four
brand loyalty
price elasticity
28.3%
brand A
brand B
brand C
brand D
brand E
market share
ACNielsen
Spectra


Insight in consumer behavior
http://www.claritas.com/index.htm
CLARITAS
Marketing Challenges
Targeted Solutions
VNU is a global leader in delivering market research, information and analysis to the consumer products and services industries. We offer these services in over 100 countries around the globe. With this information our clients make critical decisions about their products and markets. Our marketing information activities include: market data on the sale of fast moving consumer goods, consumer panel data, customized research, consumer segmentation, and consumer profiling for precision marketing. Our main brands are ACNielsen, Claritas, Spectra, Solucient and Trade Dimensions.

During the second half of the year, the services of 'Retail Measurement' and 'Consumer Panel' came under slight pressure. However, the services of 'Modeling & Analytics' demonstrated good progress. These services provide solutions for complex marketing and sales problems. They utilize detailed shopping data, media figures and consumer research data which are transformed into strategic insights and recommendations in order to optimize market decisions. New contracts have been signed for these services. The number of clients has been further expanded with manufacturers of brand merchandise and shopping groups.

The decision of the US department store chain Wal-Mart to cease providing sales information to market research companies, effective in the second half of 2001, had some effect. In order to compensate for this decision, additional measures have been taken. The number of households for 'Consumer Panel' research purposes has been expanded by 6,500 to 61,500.

In 2001, revenues and operating income of the other companies of Marketing Information in the United States increased. Claritas enjoyed a favorable year. Pressure from the economic slowdown has been absorbed with cost-saving measures. Spectra Marketing Systems introduced a number of new products which were well received. Revenues in Central and South America increased. This progress was due to the qualitative improvement of 'Retail Measurement' activities. In this region, store information has been expanded and improved with the introduction of new research and analysis systems. Collection of scanning information has been substantially expanded.

Revenues in Europe, Middle East and Africa slightly increased. Implementation of the major restructuring program 'Operation Leading Edge' has made good progress and has contributed to improvement in the profitability of ACNielsen. The purpose of this program, which is primarily targeted at European activities, is to increase efficiency, to upgrade data processing and related systems, and to create a platform for new products and services in order to foster future organic growth. We are fully confident that this process will further improve the profitability of ACNielsen. Claritas Europe achieved higher revenues and higher operating income than in 2000. This positive development was realized in spite of high start-up costs for Claritas Europe's new markets and the introduction of new products, including Internet products. The cooperation with sister companies in the United States clearly yielded results. In early 2002, Claritas Europe decided to track information related to fast moving consumer foods in a separate division under the name of Spectra. The cooperation between Claritas Europe and ACNielsen is progressing very well. At the end of 2001, VNU Directview, a specialized supplier of products and services for direct marketing information in the business-to-business market, was sold to TPG. Particularly in the second half of the year, events in the Middle East had a detrimental effect on revenues and results.

The increase in revenues in the Asia Pacific region has been caused by the success of certain services on the basis of consumer research and sales measurement information for retailers. Effective April 2001, ORG-MARG, a leading company in India in the field of market research, has been made part of ACNielsen Asia Pacific.

ACNielsen collects, analyzes and interprets data on consumer attitudes and purchasing behavior and is a global leader in this field. This comprehensive research does not only deal with what and how much the consumer buys and where he does it, but especially what his buying motives are. Questions such as why does one brand of soft drink sell better than another brand, how will the consumer react to a change in pricing, how do I best display products in stores and what is the effect of an advertising campaign on the product sales are researched and analyzed.

The services of ACNielsen are divided into three core segments:

- Retail Measurement tracks consumer purchases with point of sale scanning information from retailers and in-store audits to measure which articles are sold, on what locations and at what price. These services provide amongst others an insight into the total market, market shares and the effect of promotional activities in more than 80 countries.
- Consumer Panel tracks the buying behavior of over 135,000 demographically balanced households in 20 countries, primarily at home through the use of hand-held scanners. This panel information reveals why consumers buy a certain product.
- Customized Research investigates specific marketing issues of customers in more than 60 countries. These ad hoc studies are conducted through surveys and focus groups and answer a broad range of marketing questions, including customer satisfaction and brand awareness.

ACNielsen provides its clients with in-depth insight about marketplace dynamics, so they can more effectively target their marketing and sales programs. Users of this marketing information include manufacturers and retailers of fast moving consumer goods, telecommunication companies, financial institutions, travel organizations and the automotive, computer and utilities industries.

Our various marketing information companies are working more and more together to analyze, integrate and provide geodemographic data, precision marketing tools and consumer profiles based upon lifestyle data. These activities are grouped together in the following companies.

The data banks of Claritas in the United States provide data which is based upon population research. With the aid of this information, profiles are composed of population groups, which are classified into states, cities and postal code districts. These consumer profiles are used for precision marketing actions.

In 9 European countries, Claritas Europe provides direct mail data which are classified according to lifestyle and household composition of the population in combination with analysis models and geodemographic data and systems. With this information, the company's clients can direct their advertising and marketing activities very precisely at the target group they intend to reach.

Spectra Marketing Systems provides software and data with which manufacturers and retailers can segment their customer groups and tie this to shop types and locations in order to optimize their distribution network or product assortment.

Trade Dimensions provides specific information to manufacturers of packaged goods, retail chains and real estate developers about the infrastructure of the retail trade segment.

In the healthcare sector, Solucient is a major provider of marketing information. This company supplies information about healthcare, including, for example, the purchase, the use and the effect of medicines and the demand for and supply of medical services. Clients include hospitals, insurance companies and the pharmaceutical industry.



TV households:
adults 18-49
leading sports advertisers:
dollars spend
top 25 sporting events
viewing by day part:
prime time Mon-Sat 8-11 pm
& Sun 7-11pm
average daily usage:
7 hours 24 minutes
prime time
network ratings
top-ranked regular
program series
advertising expenditure
in newspapers
circulation, penetration and
consumer-demographic information
Nielsen//NetRatings
SRDS
ACNielsen EDI

Insight in media choices

VNU's Media Measurement & Information group is the global leader in measuring TV ratings, Internet usage and entertainment information on music, books, video's and film. In the US we are number one in advertising data and media analysis tools with brands such as IMS, MRP, SRDS, PERQ and Scarborough Research. The group, active in 40 countries, supplies the critical information the media, advertising and information industries rely on every day to buy and sell advertising. Nielsen information is the recognized 'currency' of the marketplace.

Media Measurement & Information

VNU's activities in media measurement and information include measurement and analysis of audience estimates for television and radio, analysis of Internet usage, advertising expenditure measurement services and providing of media information and media solutions. Nielsen Media Research contributes about 65% of the revenues of the Media Measurement & Information group. Total operating income of the group increased to EUR 168 million and operating margins increased to 17%. In the United States and Canada, Nielsen Media Research measures, analyzes and provides television audience measurement services as well as other services to national television networks, national and regional cable networks, program makers, advertising agencies and advertisers. ACNielsen Media International provides this type of information to users outside the United States and Canada. Nielsen Media Research is the market leader with its television audience measurement services in North America. This data is used by advertisers, advertising agencies and media companies to optimize their marketing and media activities. The more the number of cable television providers increase, the more opportunities are created to offer advertisers and their clients detailed consumer insight into audience viewing habits. The combination of market leadership in the United States and Canada, the prominent brand, the package of highly advanced services and the 'must have' character of the information supplied, provide Nielsen Media Research with a strong base to set off cyclical fluctuations. Organic growth in revenues of Nielsen Media Research was about 9% in spite of the sharp decline on US advertising markets.

In the field of television audience measurement services in North America, Nielsen Media Research is active with the following services:
'National Ratings Services' conducts measurement for national television networks, national and regional cable networks, program buyers, national advertising agencies and advertisers;
'Local Ratings Services' conducts measurement for local television stations and national, regional and local advertising agencies;
'US Hispanic Ratings Services' provides both national and local television audience figures of Spanish-language households;
'Canadian Ratings Services' conducts national, regional and local measurements for Canadian television stations, advertising agencies and advertisers.

Our 50% owned company Scarborough Research experienced the pressure of the advertising markets, which had consequences for television and cable television companies. Cost-savings offered some relief.

The Entertainment Information Division demonstrated strong growth thanks to an excellent development in the market for film products.

SRDS, which provides information about advertising rates, circulation and other critical advertising information to advertisers and advertising agencies for their media planning and media buying purposes, experienced negative effects as a result of the significant decline in advertising expenditures.
The decline in operating income was partly offset by cost-savings. The interactive publications of SRDS were under pressure due to significant declines in the dotcom sector.

NetRatings measures and analyzes consumer behavior on the Internet in the United States and Canada. Outside these countries, ACNielsen eRatings, the joint venture of NetRatings with ACNielsen, provides similar services in 18 countries. Worldwide, NetRatings and eRatings have more than 700 clients. ACNielsen holds a 80% interest and NetRatings holds a 20% interest in ACNielsen eRatings. In 2001, NetRatings and eRatings incurred significant start-up losses due to unfavorable market conditions. Accordingly, cost-saving measures were implemented.

At the end of October, NetRatings announced that it had agreed to purchase Jupiter Media Metrix. Simultaneously, NetRatings agreed to acquire ACNielsen's interest of 80% in ACNielsen eRatings. The closing of this transaction was subject to federal antitrust clearance and also required approval by the shareholders of Jupiter Media Metrix. In early 2002, NetRatings and Jupiter Media Metrix announced they have agreed to terminate their acquisition agreement and related loan and security agreement. This decision is the result of extensive discussions with the staff of the Federal Trade Commission (FTC). At this time, parties to the ACNielsen eRatings transaction have not yet determined whether that transaction will proceed.

VNU MEASURES TELEVISION AUDIENCES AND INTERNET USAGE IN 40 COUNTRIES

How many people are watching a certain popular commercial? Which groups of consumers are using the Internet everyday? Through random sampling, advanced research and survey methods as well as state of the art technology, VNU delivers the relevant information. Its subsidiary Nielsen Media Research registers and analyzes audience measurement figures in the United States and Canada. The all-important television ratings are collected and transmitted daily by means of so-called People Meters. In the United States, those electronic registration devices have been installed in thousands of households. The meters do not only register which specific television station is being watched, but also identify which family member is watching that program. ACNielsen Media International conducts similar measurement services in 23 other countries. The television audience measurement figures are of vital importance to television and radio stations, cable television and satellite networks, television producers, advertisers, advertising agencies, media planners and publishers for buying and planning television programs and the determination of advertising rates. Increasingly, our clients need this detailed information about market segments, because the television audience market fragments by the abundance of stations and channels. Likewise, the need for information about the usage of the Internet has grown. With NetRatings and ACNielsen eRatings, VNU measures the Internet-usage in 20 countries.

VNU's total package of products and services, which measure the usage of various media has been grouped in the VNU Media Measurement & Information operation. VNU is also a global market leader in this segment. In addition to television ratings, we measure which radio programs people are listening to, which newspapers and magazines they read, which motion pictures they watch, and which compact discs and videos they are buying. Advertising expenditure measurement is also an important business segment of this group in 28 countries. VNU companies active in this segment are ACNielsen Media International, Interactive Market Systems and PERQ/HCI Research. SRDS provides detailed information about advertising rates, circulation numbers and other relevant media information used by advertisers. Scarborough Research provides consumer profiles for 75 regions in the United States, which are based upon analyses about purchase behavior, product use, media use, lifestyles and family composition.

'we have a deal'
'thanks for your business'
'These brochures are popular,
I almost ran out of them'


Billboard

FoodService Director


ADWEEK
Team Sport
Parental Guidance


MANAGEMENT
TEAM
WORK/LIFE
ONDERZOEK 2001

'I need to bring this coffee to stand B12, so follow me'

'I hope these new products look good in the magazine'

'Where is Section B?'

Insight in business and trade



VNU Business Media connects buyers, sellers and other participants in specified industry segments through a variety of products. With a multi-channel approach we offer our audiences trade publications, trade directories, trade shows and related conferences and seminars as well as associated Internet sites. The group has reached leading positions with these business solutions that thousands of professionals rely on. VNU is the European market leader in IT publications and is a leading trade show organizer in the US.

In the United States and Europe, the Business Information group experienced a significant decline in advertising. Due to these circumstances, operating income declined substantially. As a result of the rapid economic slowdown in the United States, advertising revenues in trade magazines published by VNU Business Publications USA declined sharply. However, the economic slump had only a limited effect on trade shows in the United States. These negative developments affected advertising revenues in our European trade magazines. This declining trend accelerated during the second half of the year in this region.

In the United States and Europe, cost-saving measures were implemented in order to compensate for this substantial decline in advertising revenue. In spite of declines in advertising, the group increased total revenues by 2% from EUR 911 million to EUR 926 million. VNU Expositions contributed EUR 190 million to this increase. Operating income declined by 30% from EUR 160 million to EUR 112 million. Operating margins declined from 18% to 12%.

United States

The Business Information group consists of the companies VNU Business Publications USA, VNU Expositions and VNU eMedia.

In order to improve our cost structure, the trade magazine publishing companies BPI Communications and Bill Communications were merged under the name of VNU Business Publications USA. The combination publishes more than 70 magazines in the following segments: marketing and media, retail trade, construction, real estate, travel, groceries, health, sports, training and gifts.

Revenues and operating income of this group declined by 27% and 70% respectively. Due to drastic cost-saving measures, in which the number of employees was substantially reduced, as well as positive synergy effects, the decline in operating income remained somewhat limited. Nevertheless, VNU Business Publications USA achieved substantially lower operating income than in 2000. The trade publications of the Adweek group and the trade periodicals *Billboard, The Hollywood Reporter* and *Progressive Grocer* were severely hit by the abrupt decline in advertising revenues. Operational results of the Adweek group came under additional pressure as a result of the dramatic decline in dotcom and technology advertising. Accordingly, VNU eMedia, in which the electronic publications are grouped, was also negatively affected. The awards activities of *Billboard* were reasonably successfull. However, *The Hollywood Reporter* experienced a weak season because publicity surrounding the *Academy Awards* got off to a slow start. Several small, travel-oriented trade magazines ceased publication on account of declining advertising revenues in the travel agency market. Of the remaining business publications, specifically the grocery and retail magazines were severely affected.

Taking into account the unfavorable economic conditions and the attacks on September 11, VNU Expositions, our organizer of trade shows and conferences, performed satisfactorily. Only a few events were cancelled.

Integration of the trade shows of Miller Freeman USA into VNU Expositions has been completed. This has further strengthened the synergy between trade publications and trade shows. In total, VNU Expositions organizes 50 trade shows and VNU Business Publications USA publishes more than 70 trade magazines.

Europe

Pressure on the advertising markets especially in Great Britain and The Netherlands was the principal cause for the substantial decline in operating income. Revenues also declined. In addition, several trade publications lost market share. As a result of accelerating declines in recruitment and product advertising in the IT sector we implemented additional cost-saving measures.

Business Media Europe serves the business market with trade magazines, trade shows and electronic publications. The computer magazines in Great Britain, Germany and France, which we acquired in 2000 from Ziff Davis, contributed a complete year for the first time. In Great Britain, the weekly *Computing* was severely affected by the weak recruitment advertising market. The market for product advertising also declined. Due to significant cost-savings in this country, VNU Business Publications realized a positive result.

Heavy pressure in the recruitment market in The Netherlands caused a decline in operating income at Business Publications. In addition to the weekly magazines *Intermediair* and *Computable*, the trade magazines *PC Magazine* and *Management Team* also

showed lower results than in 2000. Eventually, cost-saving measures were implemented at our Dutch publishing company. A drastic restructuring was carried out at VNU Business Publications in Belgium.
Restructuring also has been carried out at VNU Publications France, which will lead to a strengthening of our position during 2002. VNU Business Publications Italia, together with the publishing activities of Gruppo Pubblicità Italia which was acquired in early 2001, performed well in spite of the pressure from economic conditions. VNU Business Publications España, in which VNU holds a 75% interest, faced less economic pressure and realized good results. However, during the last few months of 2001, also in this country, effects of the weak economy became evident. In early 2002, VNU acquired Publicaciones Profesionales. This company publishes trade magazines and organizes industry events for the advertising and marketing sector.
We acquired Imark Communications in Great Britain. This company organizes prominent technology trade shows and seminars. VNU expanded its interest in the Italian trade show organization BIAS from 60% to 100%. In order to reinforce the build up of a European trade show organization, we intend to acquire a 50% interest in the trade show organizer Jaarbeurs Exhibitions & Media. This company is a part of Jaarbeurs in Utrecht, which organizes more than one hundred trade shows and is one of the market leaders in this field in The Netherlands. Jaarbeurs Exhibitions & Media focuses on further international expansion and plans on integrating Internet applications and trade magazines with its trade show formula.
The independent development of the career-site Newmonday.com and VNUnet.com has been discontinued. Considerably changed conditions in the recruitment field offered insufficient prospects for this venture. Meanwhile, both operations have been absorbed back into our trade publishing companies in The Netherlands and Great Britain.

VNU PROVIDES BUSINESS INFORMATION IN 10 COUNTRIES

VNU is one of the largest providers of integrated business-to-business information in the United States and Europe. We service our clients through three channels: printed trade magazines and annual directories, on-line business information as well as information through direct personal contact at trade shows, exhibitions and conferences. With this rich supply of content, we perform an intermediary role between readers and users on the one hand and advertisers and manufacturers on the other.
The trade show is an effective, transactional meeting place for manufacturer and buyer. Since the acquisition of Miller Freeman USA in 2000, VNU has become one of the largest organizers of trade shows in key market segments in the United States and Brazil. In the United States, these activities have been accommodated at VNU Expositions. VNU Business Publications USA and VNU eMedia are the other parts of the Business Information group in this region.
With approximately 70 trade magazines, 50 trade shows and 75 Internet sites, VNU is well represented in the American professional information market. Renowned brands include *Billboard, Adweek, The Hollywood Reporter, GlobalShop, JA International, ShoWest, Medtrade, Hospitality Design, Training* and *Online Learning.* Users of these American products and services are especially the media and entertainment industries as well as the sectors marketing, retail and food, sports and sports clothing, jewelry, incentives, building and real estate and travel.
In Europe, VNU services the business market with an integrated package of trade magazines, trade shows and electronic publications. The business information group in Europe publishes more than 70 trade magazines in 7 countries. VNU, as publisher of IT information, holds a prominent position in Europe with brands such as *Computing, IT Week, Computer Idee, Computable* and *NetworkNews.* In addition to the IT segment, we publish magazines in Europe in segments such as management, finance, recruitment, media and technology. In Great Britain, The Netherlands and Italy, VNU organizes trade shows relating to the above mentioned business segments. The formation of a European trade show organization is progressing at full speed.


are they open today?
link to their website
Golden Pages
Golden Pages Shopping
Gouden Gids
Gouden Gids MOBILE
Pages d'Or Gouden Gids

who is in my neighborhood?

search by postal code

how do I get there?

print the map and itinerary

do they deliver?

send an email

Insight in marketplaces

Through VNU World Directories, we operate a telephone directories and information services business, producing business and residential directories in print, cd rom and on-line formats. The Directories group, present in six countries, currently produces over 125 various business and residential directories, printing about 40 million copies per year. Many advertisers view directory advertising as a mandatory feature of their marketing profile and 'must have' exposure, which is supported by historical high annual renewal rates.

Directories

VNU World Directories, enjoyed a satisfactory year. The economic decline only had a limited effect on business operations. Net revenues increased slightly by 2% to EUR 441 million. With this result, VNU World Directories demonstrated that it was relatively recession-resilient. Total operating income increased by 1% from EUR 234 million to EUR 236 million. One-time IT expenditures and start-up costs for the mobile Internet portal Tutch, which has been discontinued meanwhile, affected operating income negatively. Operating margins amounted to 49%, which is equal to 2000.

VNU World Directories is striving for further expansion of its geographic presence especially in Europe. It also continues to develop new products, services and markets in order to pursue additional growth opportunities. The application of new media is of essential importance in these efforts. New technologies lead to new distribution platforms for information supplied to market participants. Information carriers such as the mobile telephone, Internet and cd rom, foster the use of our directories and widen opportunities for growth. The Internet plays a key role in these efforts. In order to acquire a leading position on the Internet, it is necessary to devote considerable attention to and promote additional sources of income from electronic products. Websites are improved continuously and are expanded with addional information, new search opportunities, multi-language versions, maps and route descriptions. Interest is rapidly growing for these information services. The number of fee paying Internet advertisers continued to grow in 2001 and amounted to almost 50,000 advertisers at year-end. The number of page views amounted to 150 million.
VNU World Directories has strong brands, excellent databases and a large and professional sales and marketing network with leading positions in 6 countries. With the exception of The Netherlands, activities are conducted in cooperation with local telecommunication companies.

At Promedia, our Belgian subsidiary, revenues and operating income increased slightly. Activities on the Internet, including application opportunities for electronic transactions, developed successfully. Visitors are expanding their use of the Promedia website which continues to develop innovative applications. In cooperation with the telecommunications company Belgacom, the *'Operator Assisted Yellow Pages'* was developed and introduced. With this telephone information service, the search function for users has been substantially increased. Accordingly, Promedia has taken a further step in becoming a fully integrated multimedia and telecommunication information platform.

In The Netherlands, results of the subsidiary Gouden Gids remained stable. Various marketing efforts, which are aimed at promoting the use of *Gouden Gids*, were a success. In mid-2001, activities of the independent mobile Internet portal Tutch were discontinued because the market developed slower than initially anticipated. However, Gouden Gids is still offering database information which can be used with other portals. Development of other Internet activities is progressing in an energetic manner. Wherever possible, websites are enhanced by additional product and business information.

Páginas Amarelas in Portugal realized a modest growth in revenues. Operating income was maintained. The number of local directories expanded according to plan. Both telephone and business directories were successfully upgraded. Emphasis focuses on the classification of directories into economic and social orientations rather than administrative classifications. The newly launched national telephone information service forms a strong foundation for future development. Interest for the Páginas Amarelas website grew substantially. The site has been enhanced with a special restaurant section.

Continuing strong economic growth in Ireland stimulated development of the Irish company Golden Pages (37% interest), although the first signs of declining economic growth became noticeable during the second half of 2001. In order to stimulate growth, the development of some multimedia applications will be accelerated in 2002. We expect that the planned replacement of systems for processing of transactions and storage of data will lead to a significant improvement in efficiency during the coming years.

VNU PUBLISHES TELEPHONE AND BUSINESS DIRECTORIES IN 6 COUNTRIES

VNU World Directories is an international publishing company of telephone directories, professional and business directories and provider of information services on the Internet, (mobile) telephone and cd rom. With strong brands such as *Gouden Gids, Golden Pages, Pages d'Or* and *Páginas Amarelas* and an extensive sales and marketing network, VNU is a leading company in Belgium, The Netherlands, Portugal, Ireland, Puerto Rico and South Africa. With the exception in The Netherlands, the telephone directories and yellow pages are operated in cooperation with the national telecommunication companies.
The more than 125 directories are distributed in a circulation in excess of 40 million copies a year. The printed directories alone are already consulted more than 600 million times a year. These directories make the suppliers' market transparent and are an important mutual link between companies as well as between companies and consumers. The directories have direct influence on the purchasing behavior of clients. Every year, the great majority of all companies renew their advertising contracts.
Data carriers such as the Internet, mobile telephone and cd rom promote the use of the directories. Internet plays a key role in this process. The electronic directories provide additional information, new search techniques, multi-language versions, maps and route descriptions. The number of advertisers on the Internet is growing each year. In addition, we design and host websites and virtual shops for small and medium-sized companies.

Verizon Information Services in Puerto Rico (formerly known as Axesa Información), in which we hold a 40% interest, had an excellent year. Interest for the printed products and the websites of *Yellow Pages* and *Business Register* grew strongly. Both services have strong market positions.

Although revenues increased, operating income of Telkom Directory Services (33% interest) in South Africa was under pressure partly due to the devaluation of the rand. In cooperation with Telkom, our partner in this country, we are evaluating how information technology can further improve efficiency in 2002.

Consumer Information

Effective October 1, 2001, the Consumer Information group was sold to the Finnish consumer information group SanomaWSOY for EUR 1.25 billion. The sale includes all directly related activities and operating companies of VNU Tijdschriften (The Netherlands), Mediaxis (Belgium), VNU Magazines (active in 5 European countries) and Aldipress (sale and distribution of magazines in The Netherlands). Excluded from this transaction are VNU's participations in CVI Media Group (The Netherlands) and Independent Media Holding (Russia).

At the end of November, our interest in the television production company CVI Media Group was sold to the British music and media group Chrysalis Group, which already owned the other 50%. VNU, Sanoma Uitgevers (formerly VNU Tijdschriften) and TPG concluded an agreement in the field of electronic postal distribution, direct marketing and magazine delivery.

Educational Information

On August 28, 2001, VNU sold the Educational Information group to the venture capital firm 3i and the management for approximately EUR 195 million. All activities of the two subsidiaries L.C.G. Malmberg in The Netherlands and Uitgeverij Van In in Belgium were included in the sale.

Executive Board
Haarlem, March 12, 2002



From left: F.L.V. Meysman, P.A.F.W. Elverding, J.L. Brentjens, A.G. Jacobs, M.W.M. Vos-van Gortel, P.J. van Duin, P.A.W. Roef

[illegible]

Former Chairman of the Executive Board of Gamma Holding nv

Important other functions: Supervisory Director of Gamma Holding nv; Koninklijke Numico nv; Robeco nv; Parcom Ventures bv (Chairman).

Nationality: Dutch

First appointment: [illegible]

[illegible]

Former Chairman of the Executive Board of ING Groep nv

Important other functions: Supervisory Director of Imtech nv (Chairman); Joh. Enschedé bv (Chairman); Euronext nv; Buhrmann nv; IHC Caland nv; ING Groep nv; Koninklijke Nederlandsche Petroleum Maatschappij nv.

Nationality: Dutch

First appointment: [illegible]

Important other functions: Supervisory Director of Heijmans nv (Chairman); Océ nv (Chairman); Arboned nv (Chairman); Roto Smeets De Boer nv (Vice Chairman); Fortis Obam nv; P. Bakker Hillegom bv; Van Leer Group Foundation (Vice Chairman); Chairman of the Board of Stichting Katholieke Universiteit Nijmegen

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Important other functions: Member of Stichting Ahold Continuïteit; Member of Advisory Council Stichting PION; Supervisory Director of MeijerMonitor bv; Accounting Plaza bv; Chairman of Curatorium PDO (Post Academic Education) Changing Management Vrije Universiteit in Amsterdam

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Important other functions: Chairman Board of Delegate Supervisory Directors of nv Nederlandse Gasunie; Supervisory Director of nv Nederlandse Gasunie; De Nederlandsche Bank nv; Treasurer of Association VNO NCW; Chairman Stichting Management Studies; Chairman Supervisory Board of Stichting Revalidatie Limburg; Member Supervisory Board of Maastricht University/Transnational University Maastricht

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Important other functions: Director and Executive Vice President of Sara Lee Corporation; Supervisory Director of Grontmij nv; Member of the Board of GIMV nv

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Important other functions: Member CCMO; Member Advisory Council of Nederlands Kanker Instituut/Stichting Antoni van Leeuwenhoek Ziekenhuis; Member Advisory Council of Vereniging van Effectenbezitters (VEB); Chairman Supervisory Board of Kansspelen; Chairman Supervisory Board of Nationaal Natuurhistorisch Museum 'Naturalis'

Report of the Board of Supervisory Directors

To the General Meeting of Shareholders of VNU nv

We have approved the financial statements for the year ended December 31, 2001, of VNU nv as audited by Ernst & Young Accountants, who were in attendance at such meeting. We recommend that at the General Meeting of Shareholders, the December 31, 2001 financial statements be approved. When the annual General Meeting of Shareholders approves the 2001 financial statements, it will include approval to pay a dividend of EUR 0.45 per priority share, EUR 0.64 per 7% preferred share, which has already been paid as an interim dividend and of EUR 0.52 per common share of which an interim dividend of EUR 0.12 has already been paid. The final dividend of EUR 0.40 will be payable, if the shareholders so desire, in shares in an as yet to be determined amount.

As a separate agenda item, we recommend at the General Meeting of Shareholders to discharge the Board of Supervisory Directors and the Executive Board of their supervisory and management responsibility in 2001, as they relate to the annual accounts, the annual report including comments and the other information provided therein. We are pleased to report that in spite of a weakening economy the decline in operating earnings has remained within acceptable limits, due to the implementation of cost-saving measures.
For their dedication, we express our thanks to the Executive Board, management and all employees of the company. Many important questions were addressed at the Central Workers Council. The resulting discussions were always open and constructive.

The Board of Supervisory Directors frequently has held deliberations throughout 2001 with the Executive Board. Substantial time was devoted to the significant changes in VNU's portfolio as a result of the acquisition of ACNielsen, the divestiture of consumer information and educational publishing activities and, as a consequence, the composition of the Executive Board. Considerable time was devoted to the financing consequences of VNU's acquisition strategy.
The performance of the various groups were frequently discussed. In addition, deliberations were held relating to budgets, quarterly and half-yearly results, financial statements and the annual report. Considerable attention was also devoted to human resource policies, and in particular to management development and remuneration in light of continuing globalization. Our corporate structure and the development of the Internet were also major points of discussion.

The item of Corporate Structure was also discussed. Lately, the Board of Supervisory Directors decided to propose the General Meeting of Shareholders to be held on April 16, 2002, to abolish the voluntary 'structuurregime' (a special regime for large companies in The Netherlands), which applies to VNU nv.

On September, 11, 2001, the Board of Supervisory Directors appointed mr. M.P. Connors as a member of the Executive Board. Mr. Connors was Vice Chairman of ACNielsen.
Effective October 1, 2001, in connection with his appointment as a member of the Executive Board of SanomaWSOY, mr. T.G.G. Bouwman has left the VNU Executive Board. Once more we want to thank him for the way in which he has performed his responsibilities during the past years, and especially for his positive role during the divestiture process of the Consumer Information group.
As a result of the change in our portfolio and the fact that the main focus of VNU's activities has shifted to the United States, the Board of Supervisory Directors, in close deliberation with the Chairman of the Executive Board, has decided that mr. R.F. van den Bergh, effective June 1, 2002, will conduct his activities also from New York.

The Board of Supervisory Directors also discussed its own mission, its relationship to the Executive Board, composition and review of the Executive Board as well as the composition of the Board of Supervisory Directors. A member of our Board was always present during meetings of the Central Workers Council.

Mrs. M.W.M. Vos-van Gortel will retire as a member of the Board of Supervisory Directors at the General Meeting of Shareholders to be held on April 16, 2002. The Board of Supervisory Directors wishes to thank her for the manner in which she has contributed so positively to the Board of Supervisory Directors and to VNU during the past seven years.

In this meeting, the Board of Supervisory Directors intends to reappoint mr. A.G. Jacobs as a member of the Board of Supervisory Directors.
In 2003, the term of office of mr. F.L.V. Meysman will expire according to schedule. Mr. Meysman is available for reappointment. In addition, mr. P.A.W. Roef will retire as Chairman and member of the Board of Supervisory Directors at the General Meeting of Shareholders to be held on April 15, 2003, as he will reach the statutory age limit.

Board of Supervisory Directors
Haarlem, March 12, 2002

Financial Statements

2001

Consolidated Balance Sheet after Profit Appropriation

December 31, 2001 and 2000	2001	2000
AMOUNTS X EUR 1,000		
Fixed assets		
Intangible assets	**9,149,494**	6,581,944
Property, plant and equipment	**537,515**	303,790
Long-term financial assets	**171,769**	168,845
	9,858,778	7,054,579
Current assets		
Inventories	**56,602**	95,975
Accounts receivable and other current assets	**1,509,616**	1,113,985
Cash and cash equivalents	**623,639**	602,422
	2,189,857	1,812,382
Current liabilities	**2,683,699**	1,943,291
Working capital	**(493,842)**	(130,909)
Capital to be financed	**9,364,936**	6,923,670
Non-current liabilities		
Debenture loans and private placements	**3,355,052**	1,771,634
Other long-term liabilities	**196,629**	231,219
	3,551,681	2,002,853
Provisions for liabilities and charges	**279,101**	173,498
Subordinated loans	**491,882**	831,984
Minority interests	**142,142**	168,321
Shareholders' equity		
Capital stock	**50,262**	49,762
Additional paid-in capital	**2,067,434**	2,050,466
Retained earnings	**2,782,434**	1,646,786
	4,900,130	3,747,014
Financing capital	**9,364,936**	6,923,670

Consolidated Statement of Earnings 2001

Years ended December 31, 2001 and 2000	2001	in %	2000	in %
AMOUNTS X EUR 1,000				
Net revenues	**4,825,093**	**100.0**	3,384,560	100.0
Raw materials	**531,483**	**11.0**	605,368	17.9
Purchased services	**306,903**	**6.4**	303,555	9.0
Personnel costs	**1,917,675**	**39.7**	1,121,073	33.1
Depreciation of property, plant and equipment	**148,822**	**3.1**	86,320	2.5
Other operating expenses	**1,114,196**	**23.1**	567,394	16.8
Total operating costs and expenses	**4,019,079**	**83.3**	2,683,710	79.3
Operating income	**806,014**	**16.7**	700,850	20.7
Equity in operating income of non-consolidated subsidiaries	**29,187**		28,586	
Total operating income before goodwill amortization and impairment charges	**835,201**		729,436	
Goodwill amortization	**(260,885)**		(163,362)	
Goodwill impairment charges	**(140,000)**		(22,200)	
Operating income after goodwill amortization and impairment charges	**434,316**		543,874	
Interest income	**41,669**		51,698	
Interest expense	**(279,592)**		(192,659)	
Results from financial income and expense	**(237,923)**		(140,961)	
Earnings from ordinary activities before income taxes	**196,393**		402,913	
Income taxes	**(172,058)**		(161,881)	
Earnings from ordinary activities after income taxes	**24,335**		241,032	
Minority interests	**(9,638)**		(19,176)	
Earnings from ordinary activities after income taxes and after minority interests	**14,697**		221,856	
Extraordinary items before income taxes	**989,399**		577,183	
Income taxes	—		—	
Extraordinary items after income taxes	**989,399**		577,183	
Net earnings	**1,004,096**		799,039	

Per common share	2001	2000
AMOUNTS X EUR 1		
Earnings before goodwill amortization, impairment charges and extraordinary items (cash earnings)	**1.73**	1.78
Earnings before extraordinary items	**0.04**	0.96

Consolidated Statement of Cash Flows

Years ended December 31, 2001 and 2000		2001		2000
AMOUNTS X EUR 1,000				
Operating income of consolidated subsidiaries after goodwill amortization and impairment charges		**405,549**		516,663
Adjustments for:				
Depreciation of property, plant and equipment		**148,822**		86,320
Goodwill amortization and impairment charges of consolidated subsidiaries		**400,465**		184,187
Change in provisions and other long-term liabilities		**(23,647)**		(44,364)
Change in accounts receivable and other current assets	**(18,670)**		(142,422)	
Change in inventories	**8,683**		(12,822)	
Change in current liabilities	**(41,115)**		122,834	
Change in working capital items		**(51,102)**		(32,410)
Cash flows from operations of consolidated subsidiaries		**880,087**		710,396
Interest received	**43,067**		43,621	
Dividends received from non-consolidated subsidiaries	**11,455**		16,389	
Interest paid	**(262,352)**		(178,013)	
Income taxes paid	**(142,189)**		(63,952)	
		(350,019)		(181,955)
Cash flows from operating activities		**530,068**		528,441
Acquisitions of consolidated and non-consolidated subsidiaries	**(2,782,593)**		(1,007,043)	
Divestitures of consolidated and non-consolidated subsidiaries	**1,276,487**		849,283	
Net investment in property, plant and equipment	**(238,617)**		(153,488)	
Net investment in long-term financial assets	**10,429**		(7,185)	
Cash flows from investment activities		**(1,734,294)**		(318,433)
Proceeds from long- and short-term debt	**5,739,897**		919,315	
Repayment of long- and short-term debt	**(4,268,047)**		(1,968,596)	
Proceeds from share issuance	**9,175**		947,646	
Dividends paid	**(69,659)**		(65,597)	
Cash flows from financing activities		**1,411,366**		(167,232)
Net cash flows		**207,140**		42,776
Foreign currency translation differences and other changes		**(185,923)**		(56,878)
Changes in cash and cash equivalents		**21,217**		(14,102)
Free cash flows		**221,792**		309,356

Statutory Financial Statements

Statutory financial statements, along with the unqualified opinion thereon by the company's auditors, are filed with the Trade Registry in Haarlem, The Netherlands.

Accounting policies

Accounting policies have not changed compared to last year.

Principles of consolidation

The consolidated financial statements include the accounts of the company and all of its more than 50% owned subsidiaries. The consolidated financial statements reflect the assets and liabilities and results of these companies at 100%. Minority interests are recorded separately in the consolidated balance sheet and statement of earnings. The company's 50% owned subsidiaries are consolidated proportionally.

Foreign currency translation

Assets and liabilities in currencies other than euro are translated at the prevailing exchange rates at December 31. Currency gains and losses on equity investments in foreign subsidiaries and the related foreign currency borrowings are reflected in retained earnings. Currency differences on other items are reflected in earnings.
The statement of earnings of subsidiaries reporting in foreign currencies are translated at the weighted average rates of exchange during the year under review. The balance sheet items of these subsidiaries are translated at year-end exchange rates. As a result, the differences of these exchange rates on the statement of earnings are reflected in retained earnings.

Hedge accounting

The company utilizes derivative financial instruments to reduce its exposure to interest rate, currency and forward exchange contract risk. Hedging instruments are accounted for in accordance with the accounting principles of the hedged item.

Accounting Principles for the Consolidated Balance Sheet

Intangibles

The financial statements for 2001 have been compiled in accordance with the principles for the valuation of intangible fixed assets as well as for the determination of goodwill amortization and impairment charges as used in the 2000 annual report.
During 2001, in The Netherlands and in the United States, the accounting rules for intangible fixed assets were in a state of flux. The consequence of this is a major deviation between the rules and regulations for amortization of these assets. Application of new goodwill accounting rules in the United States will no longer permit amortization unless it relates to the annual impairment tests. In addition, the International Accounting Standards Board (IASB) has started the project 'Business Combinations', which is expected to lead to similarities with accounting standards in the United States. During the first half of 2002, the IASB intends to issue an exposure draft outlining its findings, and we expect publication of a final standard in 2003.

We believe that a change in our intangibles policy in 2001 directly followed by one in either 2002 or 2003 will not improve the reader's insight into our financial statements. Accordingly, we have decided to maintain our accounting principles in the 2001 annual report.

Publishing rights

The costs of acquired publishing rights are, when they exceed a certain amount, capitalized at a value attributed to those publishing rights based upon the profitability of the project. Such capitalized amounts cannot be in excess of their acquisition costs.
Publishing rights which do not decline in value either because of use or the passage of time are not amortized. Publishing rights whose useful life is determined to be limited, are amortized on a straight-line basis over their respective useful lives. In connection with the review of the recoverability of the book value of goodwill, publishing rights are tested for potential impairment at least annually, using consistently applied principles. Any fundamental decline in the value of publishing rights is charged to operations as an impairment charge, in the year so determined.

Publishing rights can also be included in VNU's share in the net asset value of non-consolidated subsidiaries.

Goodwill

Goodwill represents the difference between the costs of acquisition of an enterprise and the current value of identifiable assets less identifiable liabilities acquired, at the date of acquisition. Assets may include publishing rights not previously capitalized by the enterprise and liabilities may include provisions considered necessary for reorganizations. Goodwill is capitalized and amortized on a straight-line basis over the estimated useful life of the business acquired, not to exceed 40 years.
Periodically and in connection with the evaluation of the book value of publishing rights, a reassessment is made on the basis of the actual income and expectations of future income. Book value of goodwill items, which are amortized in a period of more than 20 years, is evaluated at least annually, using consistently applied principles.
If and to the extent that a permanent diminution in value occurs, this impairment is charged to the statement of earnings.
Tax benefits related to goodwill amortization are recognized in the statement of earnings.

Property, plant and equipment

Property, plant and equipment, including items on order, are reflected at historical cost and are depreciated on this basis in accordance with straight-line depreciation over their estimated useful life (except items on order).
Property, plant and equipment not used in the production process are valued at the lower of cost or market. Production software used for the production of software for sale to third parties is capitalized and depreciated over its estimated useful life. Software for internal use is also capitalized if the costs exceed a minimum limit. Other software is charged to operations as incurred.

Non-consolidated subsidiaries

Equity in and advances to non-consolidated subsidiaries in which VNU can exercise operating control are reflected at their net asset value as adjusted to conform with VNU's accounting policies. Non-consolidated subsidiaries in which VNU cannot exercise operating control including investments in venture capital funds, are valued at the lower of cost or market.

Inventories

Inventories are stated at historical cost, after deducting provisions for obsolescence or expected future losses. Work-in-progress includes direct and indirect costs relating to telephone, professional and business directories prior to their publication date.

Accounts receivable and other current assets

Accounts receivable are reflected net of provisions for doubtful accounts and estimated sales returns. Included in accounts receivable and other current assets are deferred tax assets. Future tax benefits resulting from the utilization of net operating loss carryforwards are reflected as a deferred tax asset, if considered realizable in the forseeable future.

Non-current liabilities

Non-current liabilities are recorded at face value. The portion of non-current liabilities maturing within one year is included in current liabilities.

Provision for pension liabilities

An actuarial calculation using a 4% discount rate is applied.

Provision for reorganizations and restructurings

This provision relates to integrations, changes in organization structure etc. The provision is charged to the statement of earnings or goodwill at the time of acquisition.

Provision for deferred income taxes

Deferred income taxes are provided for timing differences in the valuation of assets and liabilities for financial statement and income tax purposes. Such provisions are established at current income tax rates. The provision for deferred income taxes also includes a provision for certain tax exposures.

Other assets and liabilities

All other assets and liabilities not previously mentioned, are stated at historical cost. If required, provisions have been deducted from the assets' value.

Accounting Principles for the Consolidated Statement of Earnings

Revenue recognition

Revenues are recognized when goods are delivered or services are provided to the customer.

Net revenues

Net revenues are reflected net of sales discounts, returns and value-added taxes.

Raw materials

Costs of raw materials and the costs of purchased finished goods are determined based upon historical cost.

Social insurance employee benefits

Included in social insurance employee benefits are pension costs. Part of the Dutch companies' employees participate in the foundation 'Stichting Pensioenfonds VNU'. The obligations for VNU's pension plan are maintained by an insurance company. Interest earned on the invested actuarial reserve in excess of 4% flows back to the company, thereby reducing pension costs by an amount equal to the normal discount that the insurance industry grants its customers. A deviation from this normal discount is reflected as interest income or interest expense.
In addition, a significant number of other pension plans are in existence at various subsidiaries.

Development costs

Costs incurred to develop new products are charged to earnings.

Depreciation

Property, plant and equipment are recorded at historical cost. Depreciation is recorded on the straight-line method over the assets' estimated useful life. Property, plant and equipment on order are not depreciated.

Depreciation percentages for the most significant asset categories are as follows:

	in %
Industrial buildings	2½ – 4
Office buildings	2
Machinery and equipment	10 – 20
Office machinery and equipment	10 – 33⅓
Cars	25 – 33⅓
Software	25 – 50

Equity in operating income of non-consolidated subsidiaries

VNU's share in operating income of non-consolidated subsidiaries in which the company can exercise operating control and for which equity accounting on the basis of VNU's accounting policies is applied, is presented separately below operating income. Goodwill amortization, interest income, interest expense, income taxes and the extraordinary items of these subsidiaries are included in the related categories in the statement of earnings.
For non-consolidated subsidiaries, including investments in venture capital funds which are valued at the lower of cost or market, only dividends received are reflected.

Goodwill amortization and impairment charges

Goodwill on acquired activities is amortized on a straight-line basis for a period not to exceed 40 years. Amortization periods depend on the expected financial development of the particular entity. Currently, the maximum amortization period is not in excess of 30 years.
Extra amortization charges related to publishing rights and goodwill, as a consequence of permanent reduction of profitability resulting from the annual impairment tests, are also included under this heading.

Income taxes

Income taxes are computed on pre-tax earnings based upon the consolidated statement of earnings using various tax rates in effect in different countries. Differences between deferred tax assets and the realization of such assets are reflected in the income tax provision in the consolidated statement of earnings.

Extraordinary items

Non-recurring items of significant magnitude not generated by VNU's ordinary activities are reflected under this heading.

Accounting Principles for the Consolidated Statement of Cash Flows

Acquisitions of consolidated and non-consolidated subsidiaries

Payments related to acquisitions and non-consolidated subsidiaries (including payments relating to changes in financing) are reflected under this heading. Cash and cash equivalents available at the time of acquisition are deducted from these payments.

Divestitures of consolidated and non-consolidated subsidiaries

The proceeds from the divestiture of consolidated and non-consolidated subsidiaries (including receipts relating to changes in financing) are reflected under this heading. Cash and cash equivalents available at the time of divestiture are deducted from the proceeds.

Dividends paid

Reflected on this line item are the final dividends paid from the prior year plus the interim dividends paid in the current reporting year.

Free cash flows

Free cash flows consist of cash flows from operating activities, reduced by net investment in property, plant and equipment and dividends paid.

Explanatory Notes to the Consolidated Balance Sheet

Intangible assets	2001	2000
AMOUNTS X EUR 1,000		
Publishing rights		
Balance at January 1	**2,306,534**	1,954,216
Additions	**893,631**	306,284
Book value of dispositions	**(51,541)**	(9,051)
Foreign currency translation differences	**79,887**	81,529
Deconsolidations	**—**	(26,444)
Balance at December 31	**3,228,511**	2,306,534

Included in the net asset value of non-consolidated subsidiaries are publishing rights. VNU's share approximates EUR 38 million at the end of 2001 (2000: EUR 34 million).

	2001	2000
Goodwill		
Balance at January 1	**4,275,410**	3,575,082
Additions	**1,960,062**	693,242
Book value of dispositions	**(89,268)**	(3,172)
Amortization and impairment charges	**(400,465)**	(184,187)
Foreign currency translation differences and other changes	**175,244**	194,445
Balance at December 31	**5,920,983**	4,275,410
Accumulated amortization	**654,208**	297,887

For the period 1980 through 1997, a balance of approximately EUR 900 million was charged to retained earnings, after deducting tax benefits on acquisitions and goodwill related to the sale of previous acquisitions. Effective in 1998, goodwill related to acquisitions is capitalized and amortized up to a maximum of 40 years.

	2001	2000
Total intangible assets	**9,149,494**	6,581,944

Property, plant and equipment	Land and buildings	Machinery and equipment	Other tangible assets	Tangible assets in progress or on order	Tangible assets not used in production	Total
AMOUNTS X EUR 1,000						
Book value at January 1	60,350	48,304	182,080	8,498	4,558	303,790
Additions	79,436	20,750	363,102	—	5,987	469,275
Book value of dispositions	(2,377)	(1,057)	(16,171)	(4,291)	(25)	(23,921)
Depreciation	(10,159)	(16,349)	(118,107)	(4,207)	—	(148,822)
Foreign currency rate differences	2,039	2,118	5,286	—	625	10,068
Divestitures	(10,377)	(8,729)	(53,769)	—	—	(72,875)
Book value at December 31	118,912	45,037	362,421	—	11,145	537,515
Accumulated depreciation	89,802	86,455	695,933	—	—	872,190

Long-term financial assets

AMOUNTS X EUR 1,000	2001	2000
Investment in non-consolidated subsidiaries		
Share in equity or cost basis		
Balance at January 1	**146,180**	229,599
Acquisitions, dispositions, consolidations and deconsolidations	**8,345**	(83,981)
VNU's share in net earnings of subsidiaries	**17,623**	17,181
Dividends received	**(11,455)**	(16,389)
Foreign currency translation differences	**(2,682)**	(230)
Balance at December 31	**158,011**	146,180
Advances		
Balance at January 1	**4,648**	2,918
Changes	**1,755**	1,730
Balance at December 31	**6,403**	4,648
Total investment in non-consolidated subsidiaries	**164,414**	150,828

In 2000, an important part of acquisitions, dispositions, consolidations and deconsolidations was caused by the sale of VNU Newspapers.

	2001	2000
Loans outstanding		
Balance at January 1	**18,017**	12,245
Changes	**(10,662)**	5,772
Balance at December 31	**7,355**	18,017
Total long-term financial assets	**171,769**	168,845

Inventories

AMOUNTS X EUR 1,000	2001	2000
Raw materials and supplies	**7,854**	17,573
Work-in-progress and projects	**41,877**	52,628
Finished goods	**6,871**	25,774
Balance at December 31	**56,602**	95,975

Accounts receivable and other current assets

AMOUNTS X EUR 1,000	2001	2000
Accounts receivable from advertising sales	**270,788**	376,764
Other trade receivables	**552,206**	328,337
Advance payments	**9,406**	6,878
Deferred tax assets	**149,181**	111,367
Other receivables	**417,523**	228,562
Prepaid expenses	**110,512**	62,077
Balance at December 31	**1,509,616**	1,113,985

Future tax benefits resulting from the utilization of net operating loss carryforwards are reflected as a deferred tax asset, if considered realizable in the forseeable future. Included in the balance at December 31 is approximately EUR 75 million of tax benefits which are expected to be utilized within the next year.

Cash and cash equivalents

AMOUNTS X EUR 1,000	2001	2000
Cash and cash equivalents	**606,770**	510,518
Time deposits	**16,869**	91,904
Balance at December 31	**623,639**	602,422

The remaining duration of time deposits approximates 2 months. Cash amounting to EUR 365 million is held by a US based listed subsidiary and is therefore not available for corporate financial purposes.

Current liabilities

AMOUNTS X EUR 1,000	2001	2000
Trade accounts payable	**181,389**	239,727
Taxes and social premiums	**251,374**	218,022
Pension premiums	**45,318**	4,189
Personnel costs	**207,018**	85,207
Interest payable	**67,897**	54,039
Dividends payable	**95,342**	94,416
Prepayments received	**327,296**	318,424
Current portion of long-term debt	**935,323**	505,092
Other current liabilities	**572,742**	424,175
Balance at December 31	**2,683,699**	1,943,291

The only interest bearing item is the current portion of long-term debt.

Non-current liabilities

AMOUNTS X EUR 1,000	2001	2000
– Syndicated bank loan, originally NLG 2,750 million with a floating interest rate, of which NLG 2,000 million has been swapped with a fixed semi-annual interest rate of 4.61%, and NLG 750 million continues with a floating interest rate based on 6 month EURIBOR. On both the fixed and the floating interest rates a surcharge in the range of 20 to 35 basis points applies. The effective floating interest rate amounts to 3.42% until June 17, 2002 (including the surcharge). The balance of the loan is redeemed in 7 semi-annual payments, next redemption is scheduled on June 17, 2002	**445,677**	623,948
– 5.50% debenture loan of NLG 600 million, due in 2008	**272,268**	272,268
– 7.60% debenture loan, USD 150 million, due in 2009	**169,847**	161,205
– 6.48% private placements of originally NLG 75 million, due in 2002 and 2003	**6,807**	13,613
– 7.73% debenture loan, GBP 60 million, due in 2003	**97,636**	95,022
– 7.28% bank loan, USD 25 million, due in 2003	**28,308**	26,868
– Syndicated bank loan, originally HUF 11,045 million with an interest rate based on 3 month BUBOR. This loan is transferred to SanomaWSOY	**—**	38,782
– Bank loan, EUR 42.4 million, with a floating interest rate based on 6 month EURIBOR, due in 2004	**42,400**	42,400
– 6.63% debenture loan, EUR 500 million, swapped to USD 446.6 million with a fixed interest rate of 8.86%, due in 2007	**505,746**	480,016
– 1.75% convertible debenture loan, EUR 1,150 million swapped to USD 993 million with a 6-month USD-LIBOR based interest, due in 2006	**1,124,418**	—
– 6.75% debenture loan (EMTN), EUR 600 million, of which EUR 250 million swapped to USD 225.6 million with a 6-month USD-LIBOR based interest rate and EUR 100 million swapped to a 6-month EURIBOR-based interest rate, due in 2008	**605,393**	—
– 2.50% debenture loan (EMTN), JPY 4,000 million, due in 2011	**34,431**	—
– Other debt	**22,121**	17,512
Total debenture loans and private placements	**3,355,052**	1,771,634
Other long-term liabilities	**196,629**	231,219
Balance at December 31	**3,551,681**	2,002,853

During the coming years the following redemptions of the above mentioned loans will occur: in 2002 EUR 185 million; in 2003 EUR 333 million; in 2004 EUR 208 million; in 2005 EUR 89 million and after 2005 EUR 2,725 million. Redemptions of the subordinated loans are not included.

Multi-year and multi-currency stand-by bank facilities of EUR 727 million were executed with several banks (including the EUR 500 million stand-by credit facility, which was arranged with a syndicate of 15 banks). At December 31, 2001, a total of USD 190 million was drawn-down. Included in current liabilities is the portion of long-term debt maturing in 2002.

All non-current liabilities are unsecured.

Relating to the syndicated bank loan of NLG 2,750 million, the GBP 60 million debenture loan as well as the stand-by agreements and several short-term credit agreements, a special minimum interest coverage ratio of 3 has been agreed with our lenders. This interest coverage ratio is calculated by dividing total operating income before goodwill amortization, impairment charges and depreciation of property, plant and equipment by the balance of interest expense and interest income. In this calculation, our share of operating income of non-consolidated subsidiaries cannot be more than 10% of operating income of consolidated subsidiaries. In 2001, this interest coverage ratio amounted to 4.1.

Various loan agreements up to a total of EUR 14 million, including EUR 7 million within current liabilities, may require that new loans cannot be issued without the prior consent of the debtholders when, as a result of a new loan, long-term liabilities would exceed guarantee capital by more than 50%. Guarantee capital includes shareholders' equity, subordinated loans and the provision for deferred income taxes.
Long-term liabilities contain non-current liabilities (excluding subordinated loans) and provisions for liabilities and charges (except for the provision for deferred income taxes). At December 31, 2001, guarantee capital was EUR 5,583 million and long-term liabilities were EUR 3,640 million.

In 2001, a EUR 1,150 million subordinated convertible debenture loan was issued. The conversion features permit the holders to convert the debenture loan into common shares VNU nv with a nominal value of EUR 0.20 per share with a conversion price of EUR 59.50. VNU has the right to redeem the outstanding debentures after May 18, 2004, if the closing price of the common shares for 20 trading days within a period of 30 consecutive trading days has been at least 130% of the conversion price.
The convertible debenture loans are fully recognized in the non-current liabilities.

In October 2001, we arranged a Euro Medium Term Note program (EMTN). The aggregate amount of Notes outstanding will not at any time exceed EUR 2.0 billion (or the equivalent in other currencies). This program is quoted on the Luxembourg Stock Exchange. Under this program, debenture and private placements are issued, both on a long-term and short-term basis. At year-end 2001, an amount of EUR 676 million, including short-term loans, is outstanding under the EMTN program.

Provisions for liabilities and charges

AMOUNTS X EUR 1,000

Other Provisions	2001	2000
Provision for pension liabilities	77,875	27,654
Provision for reorganizations and restructurings	—	—
Sundry provisions	10,708	11,324
Balance at December 31	88,583	38,978

Changes in other provisions in 2001:	Provision for pension liabilities	Provision for reorganizations	Sundry provisions	Total other provisions
Balance at January 1	27,654	—	11,324	38,978
Short-term commitments	6,603	16,413	—	23,016
Total at January 1	34,257	16,413	11,324	61,994
Addition charged to income	40,845	28,270	3,603	72,718
Addition in respect of acquisitions	60,353	33,260	—	93,613
Appropriations of provisions	(5,843)	(11,946)	—	(17,789)
Foreign currency exchange differences	(5,040)	(8,506)	(4,219)	(17,765)
Total changes in 2001	90,315	41,078	(616)	130,777
Total at December 31	124,572	57,491	10,708	192,771
Short-term commitments	(46,697)	(57,491)	—	(104,188)
Balance at December 31	77,875	—	10,708	88,583

The short-term commitments relating to expected spendings due within one year are presented under current liabilities.

Provision for deferred income taxes	2001	2000
Balance at January 1	134,520	117,038
Changes	55,998	17,482
Balance at December 31	190,518	134,520

Nearly all deferred tax liabilities are non-current.

	2001	2000
Total provisions for liabilities and charges	279,101	173,498

Subordinated loans

AMOUNTS X EUR 1,000	2001	2000
– 2.75% subordinated convertible debenture loan, originally NLG 750 million	—	340,102
– 5.55% subordinated private placement, NLG 500 million, due 2004-2008	**226,890**	226,890
– 1.75% subordinated convertible debenture loan, originally EUR 265 million, due November 2004	**264,992**	264,992
Balance at December 31	**491,882**	831,984

In 1998, a NLG 750 million (approximately EUR 340 million) subordinated convertible debenture loan was issued. The conversion features permitted the holders to convert the debenture loan into common shares of VNU nv with a nominal value of EUR 0.20 per share at a conversion price of EUR 41.35. Upon the exercise of conversion rights by a debenture holder, in lieu of delivery of common shares, VNU had the right to pay to the debenture holder the equivalent in cash. At any time after April 15, 2001, VNU had the right to redeem the outstanding debentures, if the closing price of the common shares for 20 trading days within a period of 30 consecutive trading days was at least 130% of the conversion price. On April 17, 2001, the entire loan was redeemed of which approximately 10% was converted into common shares.

In 1999, a EUR 265 million subordinated convertible debenture loan was issued. The conversion features permit the holders to convert the debenture loan into common shares of VNU nv with a nominal value of EUR 0.20 per share at a conversion price of EUR 41.88. After November 15, 2002, VNU has the right to redeem the outstanding debentures, if the closing price of the common shares for 20 trading days within a period of 30 consecutive trading days has been at least 130% of the conversion price.

Capital stock and additional paid-in capital

Information about the size and composition of the company's capital stock and additional paid-in capital is provided in the explanatory notes to the statutory accounts on pages 75 to 85 of this annual report. In addition, information about the number of options owned by VNU senior management and key executives is also provided.

Retained earnings

AMOUNTS X EUR 1,000	2001	2000
Balance at January 1	**1,646,786**	705,368
Foreign currency rate differences	**208,224**	211,488
Exercise of stockdividend option	**53,262**	42,633
Change in value of treasury shares	**136**	272
Other changes	**(625)**	12,399
Additions relating to proposed appropriation of net earnings	**874,651**	674,626
Balance at December 31	**2,782,434**	1,646,786

The proposal regarding appropriation of net earnings assumes dividends on common shares are fully paid in cash.

Contingent liabilities

Annual rent commitments amount to EUR 118 million, average term of which is 8.5 years. The largest individual annual rent commitment amounts to EUR 21 million and expires in 2015.

We are subject to litigation and claims in the ordinary course of our business.
Our subsidiary ACNielsen is a co-defendant in a complaint filed by Information Resources, Inc. (IRI) alleging violations of antitrust laws and tortious interference with a contract and with a prospective business relationship. IRI's complaint alleges damages in excess of USD 350 million, which amount IRI has asked to be trebled under the antitrust laws; for an unspecified amount IRI also seeks so called punitive damages.
In connection with the above defendant parties have entered into certain arrangements re the attribution of potential liabilities and joint defense. In this arrangement ACNielsen is subject to certain restrictions, including restrictions on payment of cash dividends and transactions with related parties.
With the acquisition of ACNielsen we have assumed ACNielsen's obligations pursuant to that arrangement.

We are unable to predict the final outcome of this claim or whether its resolution could materially affect the financial condition of our subsidiary.

Subsidiaries

See pages 98 to 106 of this annual report for all consolidated and non-consolidated subsidiaries.

Explanatory Notes to the Consolidated Statement of Earnings

Net revenues	2001	in %	2000	in %
AMOUNTS X EUR 1,000				
Marketing and media information	**2,741,992**	**56.8**	1,015,576	30.0
Directories	**425,119**	**8.8**	428,100	12.6
Circulation	**449,580**	**9.3**	535,461	15.8
Advertising*	**662,688**	**13.7**	823,566	24.3
Trade Shows	**212,409**	**4.4**	110,846	3.3
Miscellaneous	**333,305**	**7.0**	471,011	14.0
Total	**4,825,093**	**100.0**	3,384,560	100.0

* Includes recruitment advertising of EUR 87 million in 2001 and EUR 107 million in 2000.

Circulation includes revenues of magazines and trade periodicals published by VNU. Amongst others, miscellaneous comprise book gains and or losses related to the sale of subsidiaries, except for book gains and or losses recognized as an extraordinary item.

Geographical breakdown of revenues	2001	2000
United States/Canada	**46**	46
The Netherlands	**16**	28
Other European countries	**28**	25
Rest of the world	**10**	1
Total	**100**	100

Personnel costs	2001	2000
AMOUNTS X EUR 1,000		
Wages and salaries	**1,472,422**	800,309
Social insurance employee benefits	**326,485**	169,854
Other personnel costs	**118,768**	150,910
Total	**1,917,675**	1,121,073

Pension costs included in social insurance employee benefits amounted to EUR 42 million in 2001 and EUR 38 million in 2000.

Number of employees

The average weighted number of full-time employees was 36,796 in 2001 and 18,720 in 2000.

Goodwill amortization and impairment charges	2001	2000
AMOUNTS X EUR 1,000		
Goodwill amortization	**260,885**	163,362
Goodwill impairment charges	**140,000**	22,200
Total	**400,885**	185,562

The goodwill impairment charges in 2001 relate to the valuation of certain trade magazines, which were acquired in prior years, and to our investment in NetRatings. The impairment charges in 2000 relate to the partial write-down of a part of the Consumer Information group.

As indicated on the page 53 in the section about the valuation principles relating to intangible fixed assets, we have decided to maintain our current accounting principles as yet. Following the Dutch directives would have led to EUR 106 million in additional amortization of publishing rights in 2001, at which, in conformity the depreciation of goodwill, depreciation periods longer than twenty years have been applied.

Income taxes

Income taxes, expressed in a percentage of the earnings from ordinary activities before income taxes amounted to 87.6% in 2001 (2000: 40.2%). However, adjusted for tax non-deductible goodwill amortization and impairment charges, this percentage amounted to 34.3% (2000: 30.6%).

Income taxes	2001	2000
Corporate tax rate in The Netherlands	**35.0%**	35.0%
Effect of corporate financing	**– 12.1%**	– 5.9%
Various tax rates in foreign subsidiaries and other effects	**+ 11.4%**	+ 1.5%
Tax rate before non tax-deductible goodwill amortization and impairment charges	**34.3%**	30.6%
Effect of non tax-deductible goodwill amortization and impairment charges	**+ 53.3%**	+ 9.6%
Effective tax rate	**87.6%**	40.2%

VNU has approximately EUR 1,750 million of net operating loss carryforwards and the remaining carrying value of intangible assets, which are amortized for tax purposes and not reflected in the accompanying financial statements. Potential income tax benefits generated from these items will be reflected in future statements of earnings.

Earnings per share

Earnings per share is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if the outstanding convertible debentures and options were exercised or converted into common shares.

Convertible debentures and options are delutive when the conversion price or the exercise price is below the stock exchange quotation. Moreover, convertible debentures can only be delutive if by the conversion and the resulting lower interest charges, net earnings per share will decline.

	Earnings before extraordinary items x EUR 1,000		Average number of common shares outstanding x 1,000		Earnings per share before extraordinary items x EUR 1	
	2001	**2000**	**2001**	**2000**	**2001**	**2000**
Earnings before extraordinary items	**14,697**	221,856				
Dividends on preferred shares	**5,694**	3,175				
Available earnings	**9,003**	218,681	**237,082**	227,421	**0,04**	0,96
Influence of dilution						
Employee options			**62**	566		
Diluted earnings	**9,003**	218,681	**237,144**	227,987	**0,04**	0,96

Extraordinary items

AMOUNTS X EUR 1,000	2001	2000
Extraordinary items	**989,399**	577,183
Income taxes	—	—
Extraordinary items after income taxes	**989,399**	577,183

The extraordinary items in 2001 relate to the book gains on the sale of the Consumer Information and the Educational Information groups.

The extraordinary items in 2000 relate to the book gain on the sale of VNU Newspapers.

Earnings from proportionally consolidated 50% owned subsidiaries

In the consolidated statement of earnings the following has been included for the 50% owned proportionally consolidated subsidiaries:

AMOUNTS X EUR 1,000	2001	2000
Net revenues	**41,425**	86,949
Total operating income before goodwill amortization and impairment charges	**2,326**	(8,613)
Goodwill amortization and impairment charges	**(3,805)**	(2,940)
Operating income after goodwill amortization and impairment charges	**(1,479)**	(11,553)
Interest income	**1,068**	580
Interest expense	**(65)**	(2,963)
Results from financial income and expense	**1,003**	(2,383)
Earnings from ordinary activities before income taxes	**(476)**	(13,936)
Income taxes	**(505)**	(1,346)
Earnings from ordinary activities after income taxes	**(981)**	(15,282)

Earnings from non-consolidated subsidiaries

The following items of the statements of earnings of non-consolidated subsidiaries, in which the company can exercise operating control, are included in the consolidated statement of earnings:

AMOUNTS X EUR 1,000	2001	2000
Equity in operating income of non-consolidated subsidiaries	**29,187**	28,586
Goodwill amortization and impairment charges	**(420)**	(1,375)
Operating income after goodwill amortization and impairment charges	**28,767**	27,211
Interest income	**351**	311
Interest expense	**(3,056)**	(1,284)
Results from financial income and expense	**(2,705)**	(973)
Earnings from ordinary activities before income taxes	**26,062**	26,238
Income taxes	**(8,439)**	(9,057)
Earnings from ordinary activities after income taxes	**17,623**	17,181

Explanatory Notes to the Consolidated Statement of Cash Flows

Acquisitions of consolidated and non-consolidated subsidiaries	2001	2000
AMOUNTS X EUR 1,000		
Acquisition payments	**(2,959,835)**	(1,014,911)
Cash and cash equivalents at acquired subsidiaries	**177,506**	12,512
Changes in financing of non-consolidated subsidiaries	**(264)**	(4,644)
Total	**(2,782,593)**	(1,007,043)

Divestitures of consolidated and non-consolidated subsidiaries	2001	2000
AMOUNTS X EUR 1,000		
Receipts from divestitures	**1,341,329**	851,176
Cash and cash equivalents at divested subsidiaries	**(69,010)**	(4,807)
Changes in financing of non-consolidated subsidiaries	**4,168**	2,914
Total	**1,276,487**	849,283

Segmentation Information

Segmentation by Business Group	Marketing & Media Information		Business Information		Directories	
AMOUNTS X EUR 1 MILLION	2001	2000	2001	2000	2001	2000
Net revenues	**2,781**	1,109	**933**	921	**441**	433
Total operating income before goodwill amortization and impairment charges	**415**	211	**116**	165	**238**	236
Book value assets	**9,226**	5,321	**5,010**	3,267	**2,119**	2,258
Total of short- and long-term liabilities	**(5,383)**	(3,018)	**(3,885)**	(3,376)	**(2,341)**	(1,840)
Investments in tangible and intangible assets	**3,045**	137	**50**	847	**13**	3
Depreciation, amortization and impairment charges	**(359)**	(144)	**(103)**	(38)	**(43)**	(42)
Book value of non-consolidated subsidiaries	**91**	68	**—**	1	**40**	36
Equity in operating income of non-consolidated subsidiaries	**8**	5	**—**	—	**20**	22

Geographical Segmentation	United States/ Canada		The Netherlands		Other European countries	
AMOUNTS X EUR 1 MILLION	2001	2000	2001	2000	2001	2000
Net revenues	**2,234**	1,557	**772**	944	**1,365**	870
Book value assets	**6,704**	5,677	**2,009**	2,561	**2,890**	578
Investments in tangible and intangible assets	**1,592**	888	**83**	112	**908**	126

Consumer Information		Educational Information		Other		Eliminations		Total	
2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
601	823	**73**	76	**2**	35	**(6)**	(12)	**4,825**	3,385
72	137	**23**	17	**(29)**	(37)	**—**	—	**835**	729
—	775	**—**	38	**10,037**	5,652	**(14,344)**	(8,444)	**12,048**	8,867
—	(552)	**—**	(13)	**(4,536)**	(1,945)	**9,165**	5,624	**(6,980)**	(5,120)
36	115	**—**	2	**20**	50	**—**	—	**3,164**	1,154
(30)	(23)	**(1)**	(2)	**(24)**	(23)	**10**	—	**(550)**	(272)
—	15	**—**	—	**33**	31	**—**	—	**164**	151
4	3	**—**	—	**(3)**	(1)	**—**	—	**29**	29

Rest of the world		Total	
2001	2000	2001	2000
454	14	**4,825**	3,385
445	51	**12,048**	8,867
581	28	**3,164**	1,154

Statutory Accounts of VNU nv

Balance sheet after profit appropriation at December 31, 2001 and 2000

AMOUNTS X EUR 1,000

	2001	2000
Long-term financial assets	**10,759,523**	5,517,248
Current assets	**30,871**	44,050
Current liabilities	**(2,283,885)**	(425,781)
Working capital	**(2,253,014)**	(381,731)
Capital to be financed	**8,506,509**	5,135,517
Non-current liabilities	**3,114,497**	783,409
Subordinated loans	**491,882**	605,094
Shareholders' equity		
Capital stock	**50,262**	49,762
Additional paid-in capital	**2,067,434**	2,050,466
Legal reserve	**51,243**	30,387
Retained earnings	**2,731,191**	1,616,399
	4,900,130	3,747,014
Financing capital	**8,506,509**	5,135,517

Statement of earnings years ended December 31, 2001 and 2000

AMOUNTS X EUR 1,000

	2001	2000
Other operating expenses	**(25,247)**	163
Net earnings of subsidiaries	**851,105**	702,181
Interest income	**517,298**	208,909
Interest expense	**(321,073)**	(103,735)
Results from financial income and expense	**196,225**	105,174
Earnings from ordinary activities before income taxes	**1,022,083**	807,192
Income taxes	**(17,987)**	(8,153)
Net earnings	**1,004,096**	799,039

Explanatory Notes to the Statutory Accounts

Accounting principles

The accounting principles are similar to those provided in the notes to the consolidated financial statements.

Long-term financial assets	2001	2000
AMOUNTS X EUR 1,000		
Balance at January 1	**5,517,248**	2,889,967
Net earnings of subsidiaries	**851,105**	702,181
Goodwill reversal	—	33,845
Changes due to financing	**4,391,170**	1,891,255
Balance at December 31	**10,759,523**	5,517,248

This category includes four 100% owned subsidiaries which are recorded under the equity method, plus loans receivable from these subsidiaries less loans payable to these subsidiaries. The category also includes the net receivables from the Foundation 'Stichting tot Beheer van de Prioriteitsaandelen in VNU nv'.

Current assets	2001	2000
AMOUNTS X EUR 1,000		
Balance at January 1	**44,050**	48,861
Changes	**(13,179)**	(4,811)
Balance at December 31	**30,871**	44,050

Current liabilities	2001	2000
AMOUNTS X EUR 1,000		
Dividend payable	**95,342**	94,416
Other current liabilities	**2,188,543**	331,365
Balance at December 31	**2,283,885**	425,781

Non-current liabilities	2001	2000
AMOUNTS X EUR 1,000		
Balance at January 1	**783,409**	357,784
Changes	**2,331,088**	425,625
Balance at December 31	**3,114,497**	783,409

Accrued interest on non-current liabilities has been recorded under current liabilities.

Subordinated loans

AMOUNTS X EUR 1,000	2001	2000
Balance at January 1	**605,094**	605,333
Changes	**(113,212)**	(239)
Balance at December 31	**491,882**	605,094

Capital stock

AMOUNTS X EUR 1,000	2001	2000
Balance at January 1	**49,762**	45,137
Issuance of new shares	**500**	4,625
Balance at December 31	**50,262**	49,762
Issued:		
238,092,419 common shares (2000: 235,588,332)	**47,618**	47,118
500 priority shares	**4**	4
150,000 7% preferred shares	**1,200**	1,200
7,200,000 6.22% cumulative preferred shares B	**1,440**	1,440
Balance at December 31	**50,262**	49,762

Authorized share capital consists of 300 million common shares and 50 million cumulative preferred shares B, each with a nominal value of EUR 0.20; 8,900,500 preferred shares A; 500 priority shares and 150,000 7% preferred shares, each with a nominal value of EUR 8.

In 2001, the number of common shares outstanding was increased by 2.5 million shares of which approximately 1.2 million due to shareholders electing for a stock dividend which has been charged to paid-in capital, 0.9 million by conversion of convertible bonds and 0.4 million shares by exercise of options.

At December 31, 2001, VNU held 28,413 shares of common stock with a nominal value of EUR 0.20 per share for the company's employee stock purchase plan.

Option Plans

VNU has granted members of the Executive Board and senior management options to acquire common shares. With this management option plan (MOP), VNU seeks to strengthen its ties with key management and to offer a competitive remuneration package, which should positively effect shareholder value.
In 2001, 547 persons were granted options. The table below provides information about the options. VNU does not acquire its own shares for outstanding options but rather issues new shares.

Almost all options have a 5-year term. Two times in 2001, management options were granted at exercise prices established at the day of granting amounting to EUR 39.29 and EUR 36.15. Active members of VNU's Executive Board and senior management must wait for a certain period before they can exercise their options.

In 1999, an annual option plan (POP) was established for VNU employees in The Netherlands, including management and key personnel.

Issued in	Expiration	Number of options granted	Exercise price	Exercised before 01/01/01	Exercised in 2001	Expired before 01/01/01	Expired in 2001	Outstanding at 31/12/01
1996 (MOP)	15/11/01	1,414,000	EUR 14.34	1,183,000	216,000	15,000	—	—
1998 (MOP)	23/03/03	866,450	EUR 30.77	78,400	156,900	55,150	—	576,000
1999 (MOP 20%)	29/03/04	710,500	EUR 34.75	20,000	38,000	41,800	—	610,700
1999 (MOP 4%)	29/03/04	144,000	EUR 43.78	—	—	2,000	—	142,000
1999 (POP)	09/09/04	72,504	EUR 36.00	636	—	371	—	71,497
2000 (MOP, series 1)	10/04/05	837,050	EUR 64.70	—	—	24,900	50,000	762,150
2000 (MOP, series 2)	02/06/05	519,800	EUR 59.80	—	—	2,400	3,200	514,200
2000 (MOP, series 3)	21/09/05	73,000	EUR 57.15	—	—	—	3,000	70,000
2000 (POP)	15/09/05	49,056	EUR 61.50	—	—	—	—	49,056
2001 (MOP, series 1)	23/03/06	2,001,500	EUR 39.29	—	—	—	34,000	1,967,500
2001 (POP)	23/03/06	111,000	EUR 39.29	—	100	—	—	110,900
2001 (MOP, series 2)	31/08/06	237,750	EUR 36.15	—	—	—	—	237,750
Total				1,282,036	411,000	141,621	90,200	5,111,753

Year to date 2001, the average exercise price amounted to EUR 22.51.
The average remaining exercise price amounts to EUR 44.03.

MOP = Management Option Plan
POP = Personnel Option Plan

Additional paid-in capital	2001	2000
AMOUNTS X EUR 1,000		
Balance at January 1	**2,050,466**	1,083,821
Changes	**16,968**	966,645
Balance at December 31	**2,067,434**	2,050,466

Legal reserve	2001	2000
AMOUNTS X EUR 1,000		
Balance at January 1	**30,387**	29,595
Changes	**20,856**	792
Balance at December 31	**51,243**	30,387

Statutory law requires that a legal reserve is held for the amount of retained earnings of non-consolidated subsidiaries.

Retained earnings	2001	2000
AMOUNTS X EUR 1,000		
Balance at January 1	**1,616,399**	675,773
Changes	**1,114,792**	940,626
Balance at December 31	**2,731,191**	1,616,399

Statutory statements of earnings

Pursuant to Article 402 Title 9 Book 2 of The Netherlands Civil Code, VNU's statutory statement of earnings reflects net earnings from subsidiaries as a separate item only.

Guarantees

The Company guarantees the following loans and credit facilities from various subsidiaries or affiliates:

Year	Entity	Description
2000	Nielsen Media Research, inc	Bank loan, USD 25 million
2000	Nielsen Media Research, inc	Debenture loan, USD 150 million

Moreover, the Company guarantees some credit facilities. At December 31, 2001, a total of EUR 346 million has been drawn-down by our subsidiaries. Future rental obligations are guaranteed for several of VNU's subsidiaries.

For most of VNU's participations in companies which are consolidated in The Netherlands, guarantees were provided in accordance with Article 403 Book 2 of The Netherlands Civil Code.

Remuneration of members of the Executive Board and the Board of Supervisory Directors
In 2001, aggregate remuneration of salaries, social premiums and pension costs for members as well as two former members of the Executive Board amounted to EUR 7.3 million. Total remuneration of members of the Board of Supervisory Directors, paid in 2001, was EUR 197,394.

Remunerations for active members of the Executive Board were as follows:

AMOUNTS X 1	Nationality	Salary	Bonus
R.F. van den Bergh	Dutch	EUR 510,503	EUR 240,957
G.S. Hobbs [1]	American	USD 750,000	USD 341,000
M.P. Connors [2]	American	USD 200,000 [3]	— [3]
F.J.G.M. Cremers	Dutch	EUR 408,399	EUR 206,470

1) Within the framework of a 3-year Long Term Incentive Plan which covers the period 2000 through 2002, mr. G.S. Hobbs received a payment of USD 500,000 in 2001.
2) Within the framework of the acquisition of ACNielsen, a 3-year Long Term Incentive Plan has been agreed upon with mr. M.P. Connors for the period 2001 through 2003. In 2001, no payments have been made in connection with this plan.
3) Exclusive salaries and bonuses prior to appointment as a member of the Executive Board (per September 11, 2001).

The bonuses paid to members of the Executive Board relate to their performance in the year 2000. The level of the bonus is dependent upon the development of the cash earnings per share realized by the company.

Pensions have been granted to the Dutch members of the Executive Board. These rights are insured by the Foundation 'Stichting Pensioenfonds VNU'. The conditions of the Foundation are applicable. Effective January 1, 2001, the pension regulation has been adjusted due to changed fiscal legislation. For the present active Dutch members of the Executive Board, the retirement age has been set at age 65 and has been expanded with a pre pension plan effective at age 60.

Before the year 2001, the retirement age for members of the Executive Board had been set at age 62. These members had the opportunity to retire at age 60. In order to tie over the period to the retirement age, a bridging measure was applied which paid a benefit of 80% of the final salary.

The build-up of the pension rights per year-end 2001 and 2000 are as follows:

		Claims per 31-12-2001		Claims per 31-12-2000	
	Age on 31-12-2001	Accrued pension rights effecting age 65	Accrued pre pension rights effecting age 60	Accrued pension rights effecting age 62	Bridging regulation effecting age 60
AMOUNTS X EUR 1					
R.F. van den Bergh	51	212,757	159,516	165,288	p.m.
F.J.G.M. Cremers	49	130,836	73,365	92,482	p.m.

Mr. M.P. Connors participates in the ACNielsen pension scheme. In the year that he was appointed, the company did not make payments into the pension fund.

The remuneration per active member of the Board of Supervisory Directors paid in 2001 is as follows:

	Nationality	Remuneration
AMOUNTS X EUR 1		
P.A.W. Roef	Dutch	36,302
A.G. Jacobs	Dutch	30,630
J.L. Brentjens	Dutch	20,420*
P.J. van Dun	Dutch	27,227
P.A.F.W. Elverding	Dutch	20,420*
F.L.V. Meysman	Belgian	27,227
M.W.M. Vos-van Gortel	Dutch	27,227

*From the time of their appointment through December 31, 2001.

Stock Holding of Members of the Executive Board and Members of the Board of Supervisory Directors

At December 31, 2001, members of the Executive Board and one member of the Board of Supervisory Directors (retired member of the Executive Board) held 547,500 VNU options to acquire common shares, consisting of 80,000 options from the series 1998, 127,500 options from the series 1999, 180,000 options from the series 2000, and 160,000 options from the series 2001. These options give the right to obtain new issued shares VNU. VNU does not acquire its own shares.

The most important conditions do not differ from those which are applicable to other members of senior management. The Executive Board is guided by their fiduciary responsibilities. The number of options which is granted to members of the Executive Board is almost entirely dependent upon the development of the stock exchange quotation of the share VNU in relation to the development of the price on the stock exchange of a peer group of 9 other companies.

Stock options in the company of active Executive Board members and one member of the Board of Supervisory Directors (retired member of the Executive Board):

Stock options	Balance at January 1	Granted	Exercised	Average stock price at exercise date	Balance at December 31	Expiration date	Exercise price (EUR)
Executive Board							
R.F. van den Bergh	32,500				32,500	23-03-03	30.77
	32,500				32,500	29-03-04	43.78
	40,000				40,000	02-06-05	59.80
	20,000				20,000	02-06-10	59.80
		20,000			20,000	23-03-06	39.29
		20,000			20,000	23-03-11	39.29
G.S. Hobbs	30,000				30,000	23-03-03	30.77
	30,000				30,000	29-03-04	34.75
	40,000				40,000	02-06-05	59.80
	20,000				20,000	02-06-10	59.80
		20,000			20,000	23-03-06	39.29
		20,000			20,000	23-03-11	39.29
M.P. Connors		20,000			20,000	23-03-06	39.29
F.J.G.M. Cremers	30,000		12,500	38.00	17,500	23-03-03	30.77
	30,000				30,000	29-03-04	43.78
	40,000				40,000	02-06-05	59.80
	20,000				20,000	02-06-10	59.80
		20,000			20,000	23-03-06	39.29
		20,000			20,000	23-03-11	39.29
		20,000			20,000	31-08-06	36.15
Board of Supervisory Directors							
J.L. Brentjens	35,000		35,000	41.24	–	23-03-03	30.77
	35,000				35,000	29-03-04	34.75
Total	435,000	160,000	47,500		547,500		44.65

At December 2001, the exercise price of options granted in 1998, 1999, 2000 and 2001 amount to EUR 30.77, an average of EUR 40.85, EUR 59.80, and an average of EUR 38.90 respectively. Options from the series 1998 and 1999 have a 5-year term. From the series 2000, 2/3 has a 5-year term and 1/3 a 10-year term. For the series 2001, this is 5/8 and 3/8 respectively.

One member of the Executive Board and one member of the Board of Supervisory Directors (retired member of the Executive Board) hold VNU shares. No person owns convertible debentures:

Shares	Balance at January 1, 2001	Balance at December 31, 2001
Executive Board		
M.P. Connors	—	30,200
Board of Supervisory Directors		
J.L. Brentjens	—	10,086
Total	—	40,286

Market Value of Long-term Loans, Swaps and Forward Exchange Contracts

The market value of outstanding long-term loans at the balance sheet date can deviate from the value, at which they have been recorded in the balance sheet. In the table below the market value of loans is provided. Moreover, the market value of swaps, which VNU uses to hedge the exchange rate and interest rate risks (cross currency swaps and interest rate swaps) and the forward exchange contracts has been recorded as of the balance sheet date.
The market value of the two convertible debenture loans and of the ordinary debenture loans is derived from the stock exchange price on December 31, 2001. In order to determine the market value of other loans, the ratings of VNU by Standard & Poor's (BBB+) and Moody's (Baa1) was used.

In the market value column the accrued interest on the current coupon has not been reflected, since this interest is reflected as a short-term obligation.

AMOUNTS X MILLION		Nominal value IN LOCAL CURRENCY	Nominal value IN EUR	Market value IN EUR	Balance IN EUR
Loans					
5.50% debenture loan	NLG	600	272	258	
7.60% debenture loan	USD	150	170	179	
6.48% private placements	NLG	75	14	14	
7.73% debenture loan	GBP	60	98	108	
7.28% bank loan	USD	25	28	30	
6.63% debenture loan	EUR	500	500	511	
1.75% convertible debenture loan	EUR	1,150	1,150	1,044	
6.75% debenture loan (EMTN)	EUR	600	600	607	
2.50% debenture loan (EMTN)	JPY	4,000	34	37	
5.55% subordinated private placement	NLG	500	227	235	
1.75% subordinated convertible debenture loan	EUR	265	265	286	
Total			3,358	3,309	49
Swaps					
NLG 2,000 million interest rate swap				(6)	
USD 80 million / EUR 68.5 million currency swap				(25)	
USD 223.3 million / EUR 250 million currency swap				(19)	
USD 223.3 million / EUR 250 million currency swap				(20)	
USD 430 million / EUR 500 million currency swap				29	
USD 563 million / EUR 650 million currency swap				34	
USD 226 million / EUR 250 million currency swap				(9)	
EUR 100 million interest rate swap				(2)	
Total				(18)	(18)
Forward exchange contracts					
Forward exchange contract EUR/USD				(5)	(5)
Total difference					26

Comparing the market value of the loans with the nominal value, and taking into account the value of the swaps, and forward exchange contracts, the balance is positive to the extent of EUR 26 million.

Board of Supervisory Directors

P.A.W. Roef, Chairman

A.G. Jacobs, Vice Chairman

J.L. Brentjens

P.J. van Dun

P.A.F.W. Elverding

F.L.V. Meysman

M.W.M. Vos-van Gortel

Executive Board

R.F. van den Bergh, Chairman

G.S. Hobbs, Vice Chairman

M.P. Connors

F.J.G.M. Cremers

Haarlem, March 12, 2002

Proposed appropriation of net earnings	2001	2000
AMOUNTS X EUR 1,000		
Dividend on priority shares	**0**	0
Dividend on preferred shares	**5,694**	3,175
Dividend on common shares	**123,751**	121,238
Addition to retained earnings	**874,651**	674,626

The proposal regarding appropriation of net earnings assumes that dividends on common shares are fully paid in cash.

Profit appropriation according to the corporate bylaws

The Executive Board with the approval of the Board of Supervisory Directors determines the size of the provisions that are charged to the current financial year.

From this profit after provisions, the appropriate level of dividends has been determined as follows: EUR 0.45, is distributed on all priority shares; EUR 0.64, is distributed on all 7% preferred shares, and finally a dividend is distributed on all preferred shares A. This dividend is calculated based on the paid-in part of the nominal amount, of which the dividend equals the average weighted percentage of the EURIBOR for 12 month cash loans for the accounting year, increased by 1%. In case profits are too low to pay the previously mentioned distribution on preferred shares A, the distribution will be charged against one or more reserves, to be allocated by the Executive Board.

The remaining balance of the profit is fully available to the General Meeting of Shareholders. However, priority shares and preferred shares cannot receive more than the fixed dividend.

Special voting rights priority shares

The priority shares of VNU are owned by the Foundation 'Stichting tot Beheer van de Prioriteitsaandelen in VNU nv'. Management of the Foundation is composed of members of the Board of Supervisory Directors and the Executive Board of VNU nv.

The special rights of the priority shareholders are: determine the number of members of the Board of Supervisory Directors, to approve the issuance of shares or to reduce the number of outstanding shares, to acquire or sell VNU shares, to change the articles of the corporate bylaws and to approve the dissolution of the corporation before these decisions are proposed by management to the General Meeting of Shareholders.

The division of the voting rights of the Management is regulated by a formula, consisting of the number of members of the Board of Supervisory Directors and the Executive Board. In accordance with this formula the majority of voting rights will always be in the hands of the Board of Supervisory Directors, unless there is none. In that event every member has one vote.

The Foundation 'Stichting VNU'

The objective of the Foundation 'Stichting VNU' is to maintain the interests of the company and of the businesses operated by the company and its related group companies. The interests of the company, its businesses and all those involved must be secured in the best possible way and elements that could, contrary to the company's interests, impair its independence and/or its continuity will be resisted by 'Stichting VNU' with the utmost power. 'Stichting VNU' will perform all actions related to or conducive to the previously mentioned objective.

In case the Board of the Foundation judges it necessary to achieve the objective of the Foundation, it can decide to use its option, which was obtained for an indefinite period of time, to acquire as many preferred shares A as is needed to match the number of votes on all common and 7% preferred shares outstanding.

Declaration of Independence as allowed to Supplement X of the Fund Regulations

The Board of the Foundation 'Stichting VNU' and the Board of VNU nv together declare that 'Stichting VNU' is not a 'committed person' with VNU nv as defined to in Article A 2 B II of Supplement X of the Fund Regulations.

The Foundation 'Stichting VNU' is managed by:

P.J. Kalff, Chairman
Ch. de Monchy, Secretary
M.W. den Boogert
R.H.P.W. Kottman
P.A.W. Roef

Auditors' Report

Introduction

We have audited the 2001 financial statements of VNU nv, Haarlem. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in The Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of the company as at December 31, 2001 and of the results for the year then ended in accordance with accounting principles generally accepted in The Netherlands and comply with the financial reporting requirements included in Part 9, Book 2 of The Netherlands Civil Code.

Ernst & Young Accountants
Amsterdam, March 12, 2002

Reports of the Trustee

Report for the financial year 2001 in reference to:

The 2.75% subordinated convertible debenture loan issued in 1998, payable in 2005, originally in the amount of NLG 750,000,000 by VNU nv.
Pursuant to article 10 of the Trust deed notarized by Mr. Chr.M. Stokkermans on April 6, 1998, we report the following.
Before February 26, 2001, NLG 100,000 in debentures were offered for conversion at a conversion rate of NLG 91.13 (EUR 41.35).
On February 26, 2001, the debtor has informed us that, in compliance with Article 3, paragraph 3 of the Trust deed and effective April 17, 2001, it wanted to early redeem the entire debt at a rate of 100% increased by the running interest, totalling at NLG 1,000.08 (EUR 453.82) per debenture of NLG 1,000 nominal.
On February 26, 2001, we have published the aforementioned by advertisement after which up to and including April 16, 2001, for nominal NLG 78,517,000 debentures have been converted and nominal NLG 670,869,000 have been offered for redemption.
With this, the loan has been completely redeemed.

nv Algemeen Nederlands Trustkantoor ANT
Amsterdam, January 17, 2002

Report for the financial year 2001 in reference to:

The 1.75% subordinated convertible debenture loan issued in 1999, payable in 2004, originally in the amount of EUR 265,000,000 by VNU nv.
Pursuant to the Trust deed notarized by mr. M. van Olffen on November 15, 1999, we report the following.
Unless redeemed at an earlier date or converted in accordance with the Trust deed, the debentures will be redeemed at an effective yield of 4% on November 15, 2004. Through November 8, 2004, debentures are convertible into common shares of VNU nv at EUR 0.20 at a conversion rate of EUR 41.88.
During the year 2001, no debentures were offered for conversion. Accordingly, at December 31, 2001, the outstanding loan amounted to EUR 264,992,000.
VNU nv has the right, in the event that debentures are offered for conversion, to issue in lieu of shares, to the debenture holder the equivalent in cash in the amount of the average of the opening and closing price of the common shares of VNU nv on the Euronext Amsterdam nv during 5 consecutive stock exchange days and ending on the eighth stock exchange day after the day that the debentures are offered for conversion.
In the event of conversion of debentures, the Trustee has been irrevocably authorized by VNU nv to issue the required number of shares.
In the following circumstances, VNU nv is authorized to redeem the debentures at an earlier date:
After November 15, 2002, if the closing price of the common shares on 20 stock exchange days during a period of 30 consecutive stock exchange days of which the last named period ends within 5 days before the date on which VNU nv notifies the Trustee regarding total early redemption, has amounted to at least 130% of the then current conversion price.
In the event that a 'Change of Control' occurs as described in the Trust deed, VNU nv will offer debenture holders the opportunity to redeem their debentures.

nv Algemeen Nederlands Trustkantoor ANT
Amsterdam, January 17, 2002

Report for the financial year 2001 in reference to:

The 1.75% unsubordinated convertible debenture loan issued in 2001, payable in 2006, orginally in the amount of EUR 1,150,000,000 by VNU nv.
Pursuant to article III, 2 of the Trust deed notarized by Mr. Chr.M. Stokkermans on May 18, 2001, we report the following.
The debentures at EUR 1,000 are issued in the form of two collective debentures totaling EUR 1,150,000,000. Unless redeemed at an earlier date or converted in accordance with the Trust deed, the debentures at par will be redeemed on May 18, 2006. Up and including the fourteenth stock exchange day before the redemption date the debentures are convertible into common shares VNU nv at EUR 0.20 at a conversion rate that now amounts to EUR 59.50.
In 2001, no debentures were offered for conversion. Accordingly, at December 31, 2001, the outstanding loan amounted to EUR 1,150,000,000.
Pursuant to article I.7 of the Trust deed, VNU has deposited in the name of the Trustee as many shares as are required in order to make possible the complete conversion of all outstanding debentures.
In the following circumstances, VNU nv is authorized to redeem the debentures at an earlier date:
Starting May 19, 2004, if the closing price of the common share on 20 stock exchange days during a period of 30 consecutive days of which the last named period ends within 5 days before the date on which VNU nv notifies the Trustee regarding total early redemption, has amounted to at least 130% of the then current conversion price.
In the event that a 'Change of Control' occurs as described in the Trust deed, VNU nv will offer debenture holders the opportunity to redeem their debentures.

nv Algemeen Nederlands Trustkantoor ANT
Amsterdam, January 17, 2002

Ten-year financial summary

Consolidated Balance Sheet at December 31 after Profit Appropriation	2001	2000	1999
AMOUNTS X EUR 1,000			
Fixed assets			
Intangible assets	9,149,494	6,581,944	5,529,298
Property, plant and equipment	537,515	303,790	264,434
Long-term financial assets	171,769	168,845	244,762
	9,858,778	7,054,579	6,038,494
Current assets			
Inventories	56,602	95,975	81,352
Accounts receivable and other current assets	1,509,616	1,113,985	905,453
Cash and cash equivalents	623,639	602,422	616,524
	2,189,857	1,812,382	1,603,329
Current liabilities	2,683,699	1,943,291	2,987,447
Working capital	(493,842)	(130,909)	(1,384,118)
Capital to be financed	9,364,936	6,923,670	4,654,376
Non-current liabilities			
Debenture loans and private placements	3,355,052	1,771,634	1,358,241
Other long-term liabilities	196,629	231,219	318,470
	3,551,681	2,002,853	1,676,711
Provisions for liabilities and charges	279,101	173,498	148,523
Subordinated loans	491,882	831,984	832,223
Minority interests	142,142	168,321	162,593
Shareholders' equity			
Capital stock	50,262	49,762	45,137
Additional paid-in capital	2,067,434	2,050,466	1,083,821
Revaluation reserve	—	—	—
Retained earnings	2,782,434	1,646,786	705,368
	4,900,130	3,747,014	1,834,326
Financing capital	9,364,936	6,923,670	4,654,376

1998	1997	1996	1995	1994	1993	1992
2,483,570	331.602	264.726	250.205	219.348	115.260	115.260
209,154	194,868	201,687	200,305	239,340	241,911	430,590
67,020	174,332	152,639	189,699	187,198	164,758	74,242
2,759,744	700,802	619,052	640,209	645,886	521,929	620,092
74,036	41,230	35,565	33,621	28,744	21,366	36,299
650,441	436,197	305,012	257,571	248,318	195,410	223,904
325,381	130,372	223,981	126,607	68,256	67,489	35,916
1,049,858	607,799	564,558	417,799	345,318	284,265	296,119
1,137,039	599,500	480,246	401,084	472,729	337,480	401,923
(87,181)	8,299	84,312	16,715	(127,411)	(53,215)	(105,804)
2,672,563	709,101	703,364	656,924	518,475	468,714	514,288
1,359,239	169,787	169,587	184,688	153,153	132,139	103,733
80,968	102,365	59,618	47,504	53,464	31,380	38,723
1,440,207	272,152	229,205	232,192	206,617	163,519	142,456
69,030	34,159	15,760	15,929	27,733	23,872	67,351
567,226	—	—	—	—	5,445	10,891
17,734	—	—	—	—	—	—
44,437	44,362	44,337	44,337	44,337	36,169	36,169
92,470	87,816	86,250	86,250	86,250	86,250	86,250
—	—	—	—	—	—	19,977
441,459	270,612	327,812	278,216	153,538	153,459	151,194
578,366	402,790	458,399	408,803	284,125	275,878	293,590
2,672,563	709,101	703,364	656,924	518,475	468,714	514,288

Consolidated Statement of Earnings
Years ended December 31

AMOUNTS X EUR 1,000

	2001	2000	1999
Net revenues	4,825,093	3,384,560	2,809,151
Changes in stocks of work-in-process inventories	—	—	—
	4,825,093	3,384,560	2,809,151
Raw materials	531,483	605,368	507,004
Purchased services	306,903	303,555	331,910
Personnel costs	1,917,675	1,121,073	890,402
Depreciation of property, plant and equipment	148,822	86,320	64,881
Other operating expenses	1,114,196	567,394	444,975
Total operating costs and expenses	4,019,079	2,683,710	2,239,172
Operating income	806,014	700,850	569,979
Equity in operating income of non-consolidated subsidiaries	29,187	28,586	34,511
Total operating income before goodwill amortization and impairment charges	835,201	729,436	604,490
Goodwill amortization	(260,885)	(163,362)	(73,477)
Goodwill impairment charges	(140,000)	(22,200)	—
Operating income after goodwill amortization and impairment charges	434,316	543,874	531,013
Interest income	41,669	51,698	20,775
Interest expense	(279,592)	(192,659)	(134,917)
Results of financial income and expense	(237,923)	(140,961)	(114,142)
Earnings from ordinary activities before income taxes	196,393	402,913	416,871
Income taxes	(172,058)	(161,881)	(148,981)
Earnings from ordinary activities after income taxes	24,335	241,032	267,890
Minority interests	(9,638)	(19,176)	(21,177)
Earnings from ordinary activities after income taxes and after minority interests	14,697	221,856	246,713
Extraordinary items before income taxes	989,399	577,183	(1,785)
Income taxes	—	—	—
Extraordinary items after income taxes	989,399	577,183	(1,785)
Net earnings	1,004,096	799,039	244,928

1998	1997	1996	1995	1994	1993	1992
2,426,631	1,779,038	1,528,878	1,384,929	1,259,655	1,048,440	1,241,793
—	—	—	—	—	—	(1,412)
2,426,631	1,779,038	1,528,878	1,384,929	1,259,655	1,048,440	1,240,381
514,052	398,523	341,388	312,521	284,523	247,574	393,484
282,942	236,461	236,817	231,889	201,159	183,272	91,367
724,920	559,710	474,351	428,801	401,114	334,171	440,863
55,257	45,115	40,818	45,592	57,764	46,010	62,549
376,077	292,656	238,949	206,005	187,717	143,426	158,411
1,953,248	1,532,465	1,332,323	1,224,808	1,132,277	954,453	1,146,674
473,383	246,573	196,555	160,121	127,378	93,987	93,707
17,785	13,584	12,386	24,125	31,626	33,179	15,732
491,168	260,157	208,941	184,246	159,004	127,166	109,439
(39,133)	—	—	—	—	—	—
—	—	—	—	—	—	—
452,035	260,157	208,941	184,246	159,004	127,166	109,439
22,287	19,027	17,681	17,355	19,208	16,003	15,941
(102,229)	(21,576)	(22,052)	(23,464)	(24,192)	(22,306)	(25,020)
(79,942)	(2,549)	(4,371)	(6,109)	(4,984)	(6,303)	(9,079)
372,093	257,608	204,570	178,137	154,020	120,863	100,360
(129,768)	(76,924)	(61,018)	(53,901)	(55,147)	(45,699)	(37,710)
242,325	180,684	143,552	124,236	98,873	75,164	62,650
(9,821)	—	—	—	—	—	—
232,504	180,684	143,552	124,236	98,873	75,164	62,650
18,214	14,217	2,378	72,397	(7,719)	(14,006)	(60,244)
—	(4,796)	1	(1,340)	2,325	4,586	19,342
18,214	9,421	2,379	71,057	(5,394)	(9,420)	(40,902)
250,718	190,105	145,931	195,293	93,479	65,744	21,748

Consolidated Statement of Cash Flows

Years ended December 31	2001	2000	1999
AMOUNTS X EUR 1,000			
Operating income of consolidated subsidiaries after goodwill amortization and impairment charges	405,549	516,663	496,502
Adjustments for:			
Depreciation of property, plant and equipment	140,822	86,320	64,881
Goodwill amortization and impairment charges of consolidated subsidiaries	400,465	184,187	73,477
Change in provisions and other long-term liabilities	(23,647)	(44,364)	(28,285)
Change in accounts receivable and other current assets	(18,870)	(142,422)	(86,434)
Change in inventories	8,683	(12,822)	(6,372)
Change in current liabilities	(41,115)	122,834	16,385
Change in working capital items	(51,102)	(32,410)	(76,421)
Cash flows from operations of consolidated subsidiaries	880,087	710,396	530,154
Interest received	45,067	43,621	20,639
Dividends received from non-consolidated subsidiaries	11,455	16,389	14,119
Interest paid	(252,552)	(178,013)	(122,962)
Income taxes paid	(142,189)	(63,952)	(97,325)
	(350,019)	(181,955)	(185,529)
Cash flows from operating activities	530,068	528,441	344,625
Acquisitions of consolidated and non-consolidated subsidiaries	(2,782,593)	(1,007,043)	(2,353,975)
Divestitures of consolidated and non-consolidated subsidiaries	1,275,487	849,283	42,343
Net investment in property, plant and equipment	(238,317)	(153,488)	(66,056)
Net investment in long-term financial assets	10,429	(7,185)	(7,645)
Cash flows from investment activities	(1,734,294)	(318,433)	(2,385,333)
Proceeds from long- and short-term debt	5,739,597	919,315	1,759,101
Repayment of long- and short-term debt	(4,268,047)	(1,968,596)	(240,874)
Proceeds from share issuance	9,175	947,646	955,236
Dividends paid	(59,659)	(65,597)	(82,708)
Cash flows from financing activities	1,411,366	(167,232)	2,390,755
Net cash flows	207,140	42,776	350,047
Foreign currency translation differences and other changes	(185,923)	(56,878)	(58,904)
Change in cash and cash equivalents	21,217	(14,102)	291,143
Free cash flows	221,792	309,356	195,861

1998	1997	1996	1995	1994	1993	1992
434,250	246,573	196,555	160,121	127,378	93,987	93,707
55,257	45,115	40,818	45,592	57,764	46,010	62,549
39,133	—	—	—	—	—	—
(12,248)	28,126	14,486	6,665	6,793	1,190	(3,383)
(51,199)	(81,023)	(43,681)	(13,760)	(8,185)	(8,744)	13,856
(9,497)	884	1,431	(5,369)	1,583	(655)	5,037
75,888	46,112	(5,594)	20,618	(16,646)	29,478	1,730
15,192	(34,027)	(47,844)	1,489	(23,248)	20,079	20,623
531,584	285,787	204,015	213,867	168,687	161,266	173,496
20,904	20,477	17,456	16,610	18,747	16,008	16,220
8,997	35,251	2,286	5,136	5,335	3,890	441
(85,769)	(23,388)	(16,091)	(19,734)	(19,498)	(17,776)	(22,602)
(104,136)	(53,776)	(38,214)	(47,703)	(42,463)	(10,767)	(26,681)
(160,004)	(21,436)	(34,563)	(45,691)	(37,879)	(8,645)	(32,622)
371,580	264,351	169,452	168,176	130,808	152,621	140,874
(2,213,381)	(275,224)	(57,382)	(202,217)	(349,740)	(55,109)	(125,274)
133,616	18,188	49,731	117,109	5,469	14,501	7,879
(49,732)	(31,147)	(38,348)	(35,558)	(38,293)	(39,494)	(59,826)
(58)	(247)	223	1,787	(4,049)	(907)	1,163
(2,129,555)	(288,430)	(45,776)	(118,879)	(386,613)	(81,009)	(176,058)
2,145,010	28,803	38,507	76,531	36,442	34,033	(1)
(132,622)	(51,853)	(26,046)	(34,850)	(12,252)	(50,823)	(5,445)
4,728	1,592	—	—	258,453	—	34,470
(64,969)	(50,720)	(43,077)	(36,187)	(26,909)	(25,014)	(24,676)
1,952,147	(72,178)	(30,616)	5,494	255,734	(41,804)	4,348
194,172	(96,257)	93,060	54,791	(71)	29,808	(30,836)
837	2,647	4,314	3,561	838	1,765	(2,327)
195,009	(93,610)	97,374	58,352	767	31,573	(33,163)
256,879	182,484	88,027	96,431	65,606	88,113	56,372

Data per Common Share

AMOUNTS X EUR 1	2001	2000	1999
Earnings before goodwill amortization, impairment charges and extraordinary items (cash earnings)	1.73	1.78	1.65
Earnings before extraordinary items	0.04	0.96	1.27
Fully-diluted earnings before extraordinary items	0.04	0.96	1.27
Shareholders' equity	20.58	15.90	8.35
Cash flows from operating activities	2.24	2.32	1.78
Dividends	0.52	0.52	0.48
Highest market price	58.45	78.30	52.31
Lowest market price	26.16	45.28	30.37
Market price at year-end	34.51	52.35	52.18

Excluded shareholders' equity, data per common share have been calculated on the basis of the average number of common shares outstanding.

Ratios*

	2001	2000	1999
Operating income : net revenues (in %)	16.7	20.7	20.3
Total operating income before goodwill charges plus interest income : interest expense	3.1	4.1	4.6
Earnings before extraordinary items : net revenues (in %)	0.3	6.6	8.8
Net earnings : shareholders' equity (in %)	23.2	28.6	20.3
Dividends : earnings before goodwill charges and extraordinary items per common share (in %)	30.1	29.2	29.1
Current assets : current liabilities	0.82	0.93	0.54
Guarantee capital** : long-term liabilities**	1.53	2.31	1.63
Shareholders' equity at year-end : financing capital plus current liabilities at year-end	0.41	0.42	0.24
Personnel costs per full-time employee (x EUR 1,000)	52.1	59.9	61.0
Net revenues per full-time employee (x EUR 1,000)	131.1	180.8	192.5
Full-time employees at December 31***	37,235	19,108	19,039

* Shareholder's equity and number of full-time employees are weighted averages.

** For a definition of these terms see page 62.

*** Including proportional number of 50% owned subsidiaries.

1998	1997	1996	1995	1994	1993	1992
1.43	0.95	0.76	0.65	0.55	0.49	0.42
1.23	0.95	0.76	0.65	0.55	0.49	0.42
1.22	0.95	0.75	0.65	0.55	0.49	0.42
3.05	2.13	2.41	2.15	1.57	1.79	1.97
1.96	1.39	0.89	0.89	0.73	0.99	0.95
0.43	0.32	0.25	0.22	0.18	0.16	0.16
39.93	26.18	16.38	10.85	9.21	8.03	4.17
22.78	15.84	10.30	7.39	7.46	3.98	3.12
32.13	25.96	16.38	10.00	8.18	7.88	3.98

1998	1997	1996	1995	1994	1993	1992
19.5	13.9	12.9	11.6	10.1	9.0	7.6
5.0	12.9	10.3	8.6	7.4	6.4	5.0
9.6	10.2	9.4	9.0	7.8	7.2	5.0
51.1	44.1	33.7	56.4	33.4	23.1	6.9
30.1	33.7	32.9	33.8	32.7	32.7	38.1
0.92	1.01	1.18	1.04	0.73	0.84	0.74
0.82	1.46	1.90	1.70	1.37	1.71	1.74
0.15	0.31	0.39	0.39	0.29	0.34	0.32
60.1	54.8	49.8	46.2	48.0	44.4	43.0
201.2	174.2	160.5	149.2	150.7	139.2	121.2
13,310	10,808	9,620	9,437	9,132	7,588	10,011

Operating Companies per March 12, 2002

Marketing & Media Information

VNU Marketing Information
New York, NY, United States
management: G.S. Hobbs, Chairman / CEO
T.A. Mastrelli, COO

ACNielsen Corporation
New York, NY, United States
management: G.S. Hobbs, Chairman / CEO
M.P. Connors, Vice Chairman

ACNielsen BASES
Covington, KY, United States

ACNielsen International Research Global Netwatch
New York, NY, United States

America Region

ACNielsen (The Americas)
Schaumburg, IL, United States
management: S.M. Schmidt, President

ACNielsen Argentina sa
Argentina

ACNielsen do Brasil ltda
Brazil

ACNielsen Canada Holding Company
Canada

ACNielsen Chile sa
Chile

ACNielsen de Colombia sa
Colombia

ACNielsen Costa Rica sa
Costa Rica

ACNielsen del Ecuador sa
joint venture with IBOPE
Ecuador

ACNielsen El Salvador, sa de cv
El Salvador

ACNielsen Centroamerica sa
Guatemala

ACNielsen de Honduras sa de cv
office: Guatemala

ACNielsen (Mexico) sa de cv
Mexico

ACNielsen Nicaragua sa
office: Guatemala

ACNielsen Panamá sa
Panama

ACNielsen Peru
Peru

ACNielsen de Puerto Rico, inc
United States

Europe, Middle East & Africa Region

ACNielsen Company & Co sa
Wavre, Belgium
management: B.D. Chadbourne, President

ACNielsen (Albania)
office: Cyprus

ACNielsen (Algeria)
office: Cyprus

ACNielsen (Armenia)
office: Cyprus

ACNielsen (Bosnia)
office: Czech Republic

ACNielsen (Dubai)
office: Cyprus

ACNielsen Ethiopia
office: Cyprus

ACNielsen (Georgia)
office: Cyprus

ACNielsen (Kyrgystan)
office: Cyprus

ACNielsen (Libya)
office: Cyprus

ACNielsen Macedonia
office: Cyprus

ACNielsen Serbia
office: Cyprus

ACNielsen (Syria)
office: Cyprus

ACNielsen (Tadjikistan)
office: Cyprus

ACNielsen (Turkmenistan)
office: Cyprus

ACNielsen (Austria) gesmbh
Austria

ACNielsen Azerbaijan ltd
Azerbaijan

ACNielsen AMER
Bahrain

ACNielsen Belarus ltd
Belarus

ACNielsen Company (Belgium) sa
Belgium

ACNielsen Bulgaria ltd
Bulgaria

ACNielsen d.o.o.
Croatia

ACNielsen Cyprus ltd
Cyprus

ACNielsen Czech Republic sro
Czech Republic

ACNielsen AIM A/S
Denmark

ACNielsen, AMER/AL Masri Research Associates
Egypt

ACNielsen Eesti Ou
Estonia

ACNielsen Finland oy
Finland

ACNielsen sa
France

ACNielsen gmbh
Germany

ACNielsen Ghana ltd
Ghana

ACNielsen Company ltd
Great Britain

ACNielsen (Greece) sa
Greece

ACNielsen Piackutató kft
Hungary

ACNielsen of Ireland ltd
Ireland

ACNielsen (Israel) ltd
Israel

ACNielsen Italia spa
Italy

ACNielsen (Jordan)
Jordan

ACNielsen Kazakhstan ltd
Kazakhstan

ACNielsen Kenya ltd
Kenya

ACNielsen (Kuwait)
Kuwait

ACNielsen Latvia sia
Latvia

ACNielsen AMER Lebanon
Lebanon

ACNielsen Baltica
Lithuania

ACNielsen (Luxembourg)
office: Belgium

ACNielsen Moldova
Moldova

ACNielsen AMER Morocco
Morocco

ACNielsen Nederland bv
The Netherlands

ACNielsen Nigeria ltd
Nigeria

ACNielsen Norge as
Norway

ACNielsen Polska sp.z.o.o.
Poland

ACNielsen Portugal - Estudos de Mercado sa
Portugal

ACNielsen Qatar
Qatar

ACNielsen Romania sri
Romania

ZAO ACNielsen
Russia

ACNielsen Saudi Arabia
Saudi Arabia

ACNielsen Slovakia s.r.o.
Slovakia

ACNielsen raziskovahna, druzba, d.o.o.
Slovenija

ACNielsen (South Africa)
South Africa

ACNielsen Company sri
Spain

ACNielsen AMER
Sultanate of Oman

ACNielsen AB
Sweden

ACNielsen sa
Switzerland

ACNielsen (Tanzania) ltd
Tanzania

ACNielsen AMER Tunisia sarl
Tunisia

ACNielsen ZET Arastirma Hizmetleri as
Turkey

ACNielsen Uganda ltd
Uganda

ACNielsen Ukraine llc
Ukraine

ACNielsen AMER World Research Ltd
United Arab Emirates

ACNielsen Uzbekistan
Uzbekistan

ACNielsen (Zimbabwe)
Zimbabwe

Asia Pacific Region

ACNielsen Holdings ltd
Wanchai, Hong Kong, China
management: F.D. Martell, President

ACNielsen Australia pty ltd
Australia

ACNielsen (Cambodia)
office: China

ACNielsen (China) ltd
China

ACNielsen Research Service pvt ltd
India

ORG-MARG (India) ltd (96%)
Bangladesh, India, Nepal, Sri Lanka

PT ACNielsen Indonesia
Indonesia

ACNielsen Corporation Japan
Japan

ACNielsen (Laos)
office: China

ACNielsen (Malaysia) sdn bhd
Malaysia

ACNielsen Mongolia
office: Cyprus

ACNielsen (NZ) ltd
New Zealand

ACNielsen Pakistan (pvt) ltd
Pakistan

ACNielsen (Philippines), inc
Philippines

ACNielsen (Singapore) pte ltd
Singapore

ACNielsen (Korea) ltd
South Korea

ACNielsen Taiwan ltd
Taiwan

ACNielsen (Thailand) ltd
Thailand

ACNielsen Vietnam ltd
Vietnam

ACNielsen (Yemen)
office: Cyprus

Claritas, inc
United States

Solucient (36%)
United States

Spectra Marketing Systems, inc
United States

Trade Dimensions International, inc
United States

Valassis Relationship Marketing Group llc (VRMS) (49%)
United States

Claritas Europe
Haarlem, The Netherlands
management: G. Cox, CEO

Claritas sa
France

Claritas Deutschland Data + Services gmbh
Germany

Claritas (UK) ltd
Great Britain

Claritas Italia srl (30%)
Italy

Claritas Nederland bv
The Netherlands

Claritas Polska sp. zo.o
Poland

Claritas (Portugal) Precision Marketing lda (62%)
Portugal

RTA Claritas España sa
Spain

Claritas Micromarketing ab
Sweden

Claritas Marketing Information Services ag
Switzerland

Trade Dimensions (France) sas
France

Trade Dimensions (Deutschland) gmbh
Germany

Altwood Systems ltd (70%)
Great Britain

Abacus Direct Europe bv (50%)
The Netherlands

BPK Groep bv (33%)
The Netherlands

EuroClix bv (22%)
The Netherlands

VNU Media Measurement & Information

New York, NY, United States
management: M.P. Connors, Chairman / CEO
M.J. Spry, Vice Chairman

Entertainment Division
management: A.L. Wing, President / CEO

BookScan, SoundScan, VideoScan
United States, Canada

Broadcast Data Systems llc
United States, Canada

The National Research Group, inc (NRG)
United States

Nielsen EDI, inc
United States, Argentina, Mexico, Great Britain, Spain, Germany, France, Australia

---

Video Monitoring Services of America, lp (VMS) (43%)
United States

Internet Measurement Division
management: W. Pulver, CEO

---

eRatings
United States

NetRatings, inc (64%)
United States

Media Measurement Division
management: J. Dimling, Chairman / CEO
R. McCann, Chairman / COO, International
S. Whiting, President / CEO, United States

Nielsen Media Research, inc
United States

Nielsen Media Research International
United States, Great Britain, China

Media Solutions Division
management: C. Lehman, President / CEO

Interactive Market Systems, inc (IMS)
United States, Canada, Great Britain, South Africa, China

Marketing Resources Plus (MRP)
United States

MediaPlan
United States

SRDS, inc
United States

PERQ/HCI Corporation (80%)
United States

Scarborough Research (49%)
United States

VNU Business Media, inc
New York, NY, United States
management: M. Marchesano, President / CEO
H. Lander, COO

VNU Business Publications USA
United States, Great Britain, France, Italy, Japan, Australia

VNU Expositions, inc
United States, Brazil, Switzerland

VNU eMedia, inc
United States

VNU Business Media Europe ltd
London, Great Britain
management: R.H. Bakker, CEO
R.T. Halpenny, CFO

Global Media Europe ltd
Great Britain

Global Media USA llc
United States

Imark Communications ltd
Great Britain

Learned Information (Europe) ltd
Great Britain

Publicaciones Profesionales sa
Spain

VNU Business Publications nv
Belgium

VNU Publications France sa
France

VNU Business Publications Deutschland gmbh
Germany

VNU Business Publications ltd
Great Britain

VNU Business Publications Italia srl
Italy

VNU Business Publications bv
The Netherlands

Array Publications bv (85%)
The Netherlands

VNU Business Publications España sa (75%)
Spain

VNU World Directories, inc
Brussels, Belgium
management: E.G.M. Penninx, CEO
M.C.F. Goegebuer, CFO

Gouden Gids bv
The Netherlands

Promedia gcv
Belgium

VNU Publitec Research Development bv
The Netherlands

Páginas Amarelas sa (50%) *
Portugal
* economic interest 75%

Verizon Informacion Services - Puerto Rico inc S. en C. (40%)
United States

Golden Pages ltd (37%)
Ireland

Telkom Directory Services (Pty) ltd (33%)
South Africa

Other

Independent Media Holding bv (35%)
Russia

Roto Smeets De Boer nv (11%)
The Netherlands

Holding Companies

The major companies are:

VNU bv, The Netherlands
VNU International bv, The Netherlands
VNU Holdings bv, The Netherlands
VNU Holdco (UK) ltd, Great Britain
VNU Holding (Deutschland) gmbh, Germany
VNU, inc, United States
European Media Investors sa, Luxembourg

Name and business location of the VNU subsidiaries mentioned above as per March 12, 2002. Unless otherwise stated, all companies are wholly (100%) owned. A complete list of VNU subsidiaries has been filed with the Chamber of Commerce of Haarlem, The Netherlands.

Corporate Staff

Controlling
F.L. Dombrée

Corporate Communications/Investor Relations
R. de Meel

Corporate Development
R.J. Goedkoop

Corporate Pensions
E. Le Grand

Human Resources/Management Development Europe
J. Lancaster

Human Resources/Management Development USA
G. Challis

Information & Communication Technology
D.J. O'Shea

Legal Department
Th.C.M. van Kampen

Operational Audit
J.J. Schilder

Tax Department
D.J.W. van Neutegem

Treasury & Insurance
M.J. Borkink

Secretary of the Executive Board/Company
M.M.I. Cohen de Lara

VNU Share Information

Common shares with a nominal value of EUR 0.20.

At December 31, 2001 the number of common shares outstanding was 238,092,419.

Market value at year-end: EUR 8.2 billion (2000: EUR 12.3 billion).

Listings

Euronext Amsterdam: common shares VNU nv

Euronext Amsterdam: 7% preferred shares VNU nv

Euronext Amsterdam: 5.50% debenture loan 1998 – 2008 VNU nv

Euronext Amsterdam: 1.75% subordinated convertible debenture loan 1999 – 2004 VNU nv

Euronext Amsterdam: 1.75% unsubordinated convertible debenture loan 2001 – 2006 VNU nv

Luxembourg Stock Exchange: 6.625% Eurobonds 2000 – 2007 VNU nv

Luxembourg Stock Exchange: 6.75% Eurobonds 2001 – 2008 VNU nv, issued under the EMTN program

Euronext Amsterdam: call options VNU nv, put options VNU nv

American Depositary Receipts (ADRs) trade on the NASD OTC Bulletin Board.

Each ADR represents one-half of common share VNU.

Distribution of VNU shares

Based on information provided by financial institutions, the shareholdings distribution is as follows:

	2001	2000
Private	**6%**	6%
Institutional:		
Great Britain	**32%**	30%
United States/Canada	**20%**	18%
The Netherlands	**15%**	16%
Belgium/Luxembourg	**12%**	12%
Germany	**4%**	7%
Other countries	**11%**	11%

Major Shareholders

According to the regulations of the Substantial Shareholdings Notification Act (Wet Melding Zeggenschap), two shareholders, AEGON nv and ING Groep nv, hold 5 to 10% of the outstanding capital in VNU nv at the end of 2001. These holdings include a combination of common shares and preferred shares. The percentage that Aegon nv holds in VNU's common shares outstanding is well below 5%. Free float of common shares can be considered to 100%.

Important dates

2002

April

16	General Shareholders' Meeting
18	Ex quotation 2001 final dividend

May

2	2001 final dividend to be paid

August

14	Publication of 2002 first half year results, before opening Euronext Amsterdam
14	Publication of 2002 interim dividend, before opening Euronext Amsterdam
15	Ex quotation 2002 interim dividend
28	2002 interim dividend to be paid

2003

March

12	Publication of 2002 results and proposed dividend, before opening Euronext Amsterdam
31	Publication of the 2002 Annual Report

April

15	General Shareholders' Meeting
17	Ex quotation 2002 final dividend

May

7	2002 final dividend to be paid

August

13	Publication of 2003 first half year results, before opening Euronext Amsterdam
13	Publication of 2003 interim dividend, before opening Euronext Amsterdam
14	Ex quotation 2003 interim dividend
27	2003 interim dividend to be paid

Forward looking statements

Colophon

Production	VNU Corporate Communications / Investor Relations
Translation	A. van Zuilen
Design	Eden design & communication, Amsterdam, The Netherlands
Photography	Reinier Gerritsen, Amsterdam; Eden design & communication, Amsterdam
Prepress and printing	PlantijnCasparie Hilversum, Hilversum, The Netherlands
Publication of	VNU nv Ceylonpoort 5-25 2037 AA Haarlem P.O. Box 1 2000 MA Haarlem The Netherlands telephone +31 23 546 34 63 fax +31 23 546 39 38 corporate website: www.vnu.com
Trade registery	no. 34 036 267 Chamber of Commerce Amsterdam
Investor Relations	telephone +31 23 546 36 00 fax +31 23 546 39 12 e-mail: ir.info@hq.vnu.com
Press contacts	telephone +31 23 546 36 00 fax +31 23 546 39 12 e-mail: vnupr@hq.vnu.com

This Report is a translation of the original 2001 Dutch Annual Report.
In the event of textual inconsistencies, the Dutch version prevails.

This document is made according to ISO 14001 and printed on 100% chlorine-free paper.

VNU nv
Ceylonpoort 5-25
2037 AA Haarlem
The Netherlands

telephone +31 23 546 34 63
fax +31 23 546 39 38
corporate website www.vnu.com